02036852

HEALTH CARE

2001 ANNUAL REPORT





Dale B. Wolf, Executive Vice President, Chief Financial Officer and Treasurer
Allen F. Wise, President and Chief Executive Officer
Thomas P. McDonough, Executive Vice President, Chief Operating Officer

Selected Consolidated Financial Data
(in thousands, except per share and membership data)

	December 31,				
	2001	2000	1999	1998	1997
Operations Statement Data [1]					
Operating revenues	$ 3,147,245	$ 2,604,910	$ 2,162,372	$ 2,110,383	$ 1,228,351
Operating earnings (loss)	91,108	62,515	47,855	(36,195)	5,739
Earnings (loss) before income taxes	134,682	102,068	76,000	(17,510)	20,344
Net earnings (loss)	84,407	61,340	43,435	(11,741)	11,903
Basic earnings (loss) per share	1.30	1.03	0.74	(0.22)	0.36
Diluted earnings (loss) per share	$ 1.24	$ 0.93	$ 0.69	$ (0.22)	$ 0.35
Balance Sheet Data [1]					
Cash and investments	$ 952,491	$ 752,450	$ 614,603	$ 614,583	$ 240,091
Total assets	1,451,273	1,239,036	1,081,583	1,091,228	487,182
Medical claims liabilities	522,854	444,887	362,786	403,822	118,022
Long-term liabilities	10,649	6,443	10,445	88,737	109,268
Redeemable convertible preferred stock	–	–	47,095	–	–
Stockholders' equity	$ 689,079	$ 600,430	$ 480,385	$ 436,539	$ 117,818
Operating Data [1]					
Medical loss ratio [2]	86.0%	85.8%	86.1%	86.9%	86.1%
Administrative expense ratio	12.0%	12.7%	13.8%	13.8%	13.8%
Risk membership, continuing operations	1,522,198	1,436,618	1,202,304	1,139,761	765,823
Non-risk membership, continuing operations	318,528	276,416	237,635	217,523	148,910
Basic weighted average shares outstanding	64,990	59,521	59,025	52,477	33,210
Diluted weighted average shares outstanding	67,875	65,757	64,159	52,477	33,912

(1) Operations Statement Data include the results of operations of acquisitions since the date of acquisition. Balance Sheet Data reflect acquisitions as of December 31, of the year of acquisition. See Note B to the consolidated financial statements for detail on our acquisitions and dispositions.

(2) Medical loss ratio excludes charges and recoveries recorded in 1998, 1999 and 2000. See Note M to the consolidated financial statements for details on these charges.

THE JOY OF GOOD HEALTH ...IN PEOPLE AND BUSINESS





About Coventry Health Care

Coventry Health Care operates health plans in 12 markets in the eastern half of the United States. They are operated under the names Coventry Health Care, Coventry Health & Life Insurance Company, Carelink Health Plans, Group Health Plan (GHP), HealthAmerica, HealthAssurance, HealthCare USA, Southern Health Services, and WellPath Community Health Plans. The services offered encompass a broad variety of managed health care products and services reaching in excess of 1.84 million members. The company was established in 1986 and maintains its headquarters in Bethesda, Maryland.

You are cordially invited to visit our website at: www.coventryhealth.com

To Our Shareholders,

I am very pleased to report to you on the most successful year in the history of Coventry Health Care. I am equally pleased to note that the outstanding achievements of 2001 were hardly a case of overnight success, but rather, a continuation of the steady progress we have been making over the past five years.

Our Earnings per Share, before non-recurring items, of $1.23, is a 43% improvement over 2000, and has grown at an annual rate of 37% since 1997. Our total revenues of



Total Revenues
in millions
$1,228
$2,110
$2,162
$2,605
$3,147
1997
1998
1999
2000
2001



Net Worth
in millions
$118
$437
$480
$600
$689
1997
1998
1999
2000
2001

$3.15 billion grew 21% over 2000, and have increased at an annual rate of 27% since 1997. Our total membership of 1.84 million grew 7.5% over 2000. Cash and investments of $952 million grew 27% over 2000 and total assets of $1.45 billion were 17% higher than in 2000.


Cash &
Investments
in millions
$240
$615
$615
$752
$952
1997
1998
1999
2000
2001

Achieving success in business is almost always the result of doing something right. In the case of Coventry, what we have done right is to focus all our energies on one thing: managing local health plans. It is the only thing we do and, as the results indicate, I think it's fair to say we do it well.

Strictly speaking, Coventry is neither a national nor a regional company. Instead, we are a company that operates a portfolio of health plans focusing on local employers. Our local sales, patient management, and provider contracting efforts are supported by centralized service and technology centers. These strategically-located centers enjoy the expertise and economies of scale of a large company, thus giving us a real competitive advantage over other local health plans.

The markets we serve provide us with




Total Assets
in millions
$487
$1,091
$1,082
$1,239
$1,451
1997
1998
1999
2000
2001

another competitive advantage in that they are geographically diverse, so that we're not dependent on the vagaries of one local economy for our success. In the same vein, we also have a good balance between commercial and governmental business. And, within our commercial business, we are well diversified across industry segments and customer size.

This diversity across markets, products, and customers provides a solid foundation for growing our business in challenging economic times. It also provides the impetus to offer a broad spectrum of products, to meet local employers' needs, and broad networks that give consumers more choices and enhance our versatility.

It is a basic tenet of business that it takes good people to build a good business. That has certainly been the case for Coventry. We have been blessed with a strong and stable management team, comprised of individuals who have achieved success and have brought their penchant for success with them to Coventry. We have made remarkable financial strides over the past five years and the lion's share of credit must go to this exemplary management group.

Acquisitions have also played a major role in our growth and success. We have learned well those particular skills needed to evaluate, acquire, and turnaround under-performing properties to create value for our shareholders. Over the past three years, we have acquired 11 properties, covering





480,000 lives, at an average price per life of $118. As of December 31, 2001, we have a market value of $711 per life attesting to the value we have created. We have also acquired these properties without balance sheet risk, electing not to assume responsibility for liabilities before our ownership starts. All of these properties have been converted to our operating system. Although not without the occasional complication, we have yet to experience a serious setback in any of our acquisitions.

Technology has also made its contribution to our steady growth. 1996 was, at least in one aspect, a watershed year for our industry. That year saw the passage of the Health Insurance

COVENTRY'S 14 STATE SERVICE AREA

Markets By State

Coventry's service area includes counties in the following states: Delaware, Georgia, Illinois, Iowa, Kansas, Louisiana, Maryland, Missouri, Nebraska, North Carolina, Ohio, Pennsylvania, Virginia, and West Virginia.

Customer Service Centers

☆ Pittsburgh, Pennsylvania

☆ Harrisburg, Pennsylvania

☆ Newark, Delaware



Portability and Accountability Act, or HIPAA, mandating new standards for the maintenance and transmission of health information in such a way as to maximize individual privacy.

A direct consequence of that act was to dramatically increase the importance of technology, particularly in the handling and transmission of data. Once again, this development found Coventry ahead of the curve.

Rather than compromising on some common ground on which a number of different systems could operate, we elected to administer all our health plans on a single platform. Besides the obvious cost efficiencies, a single operating system ensures integrity in the data we use to manage our business and compliance with HIPAA.

Our solid technological foundation has allowed us to rapidly implement other e-commerce initiatives such as our member, provider, and producer channels available through our website. Members are able to select their doctor, request an ID card, or get quality medical information on a variety of subjects. Our providers are able to check member eligibility and claims status on-line. Our producer channel enables employers and brokers to generate new business quotes as well as renew existing business. In addition, we have invested in other state-of-the-art technologies to train our employees and service our customers, the results of which can be seen in our low claims inventory levels and high levels of service in our customer call centers.



Membership
continuing operations
in thousands
915
1,357
1,440
1,713
1,841
1997
1998
1999
2000
2001



All these factors, among others contributing to our success, are reflections of the culture we have created, a culture that is focused on doing what is right for our members and making certain shareholder value is continually improved.



The Future

I have, thus far, talked about the past. It's a past of which we are, I think justifiably, proud. Our shareholders, however, want to know about the future, as well they should, and that is where I would like to direct your attention.

As pleased as I am about our 2001 results and our track record of improvement, I am even more excited about our prospects to grow profitably into the future.

We remain convinced that managed care is still the best vehicle for delivering high quality health care while meeting the market's demands for choice and reasonable cost. Health care is also a growth business, as evidenced by medical trend of over 10% a year.



We are part of an industry that continues to consolidate as smaller local plans find it more difficult to compete and larger national plans are rationalizing their markets. This environment provides opportunities for good operators and we feel Coventry certainly merits that description.

As noted, acquisitions have been an engine of growth for Coventry and we intend to continue to seek viable acquisition candidates.

We have a strong management team that has produced consistent and reliable results, supported by a base of dedicated and caring employees focused on the continued growth and improvement of our company.

We have a strong balance sheet and conservative financial policies in place. Our total cash and investments have grown to $952 million at year-end 2001, a more than five-fold increase from year-end 1996 when I first joined Coventry. Over that same period, our net worth has grown to $689 million versus $100 million at year-end 1996.

There is additional upside in our operating margins. Although we had record earnings in 2001, there is still ample room to improve the results of our recent acquisitions, to continue leveraging on our overhead as we grow, and to incrementally improve our established health plans.

The collective effect of the year's accomplishments has been to present us with an outstanding opportunity to continue to grow Coventry. I believe we are better positioned for future success now than at any time in the past five years. I look forward to working with all my colleagues at Coventry to continue to build value for our shareholders.

Sincerely,

Allen F. Wise

President and Chief Executive Officer

Earnings Per Diluted Share
including non-recurring items


$1.00
$0.00
($1.00)
$0.35
($0.22)
$0.69
$0.93
$1.24
1997
1998
1999
2000
2001





A Caring Company

It is a great source of pride to all of us at Coventry that our company has come to be perceived as a company that cares. We care about our members, we care about our providers and we care about our employees and their families.

There is perhaps no better way to demonstrate that caring than by citing a few examples of the many ways in which our local health plans contributed to the communities in which they operate and live in 2001.

Carelink Health Plans organized donations to victims of what proved to be the worst flooding in the history of the state of West Virginia.

HealthAmerica maintained its sponsorship of its prize-winning community outreach program for children known as "Operation V: Virtue, Value and Victory." It also supported the Big Brothers-Big Sisters organization throughout Pennsylvania, participating in such events as Bowl for Kids Sake, the Mentoring Program and the Chain of Success.




SPEED LIMIT 15

Group Health Plan and *HealthCare USA* of St. Louis sponsored the Special Olympics Area Spring Games. HealthCare USA also sponsored the Feed the City program to provide Thanksgiving meals to homeless, shelter residents and other citizens in need.



Doc Bear, HealthCare USA's mascot, at the Feed the City program.

The *Newark, DE, Customer Service Center* spearheaded a drive to provide warm coats to needy children through the local Children's Choice program and also joined in that organization's Kid Toy Drive during the Christmas holidays.

Coventry of Charlotte, NC, joined with the Salvation Army to adopt a local family in need, providing them with clothing, food and other necessities.

Southern Health of Richmond, VA, funded a food drive for the Central Virginia Food Bank and sponsored two on-site blood drives supporting Virginia Blood Services.

The *Cranberry Customer Service Center* in Pennsylvania supported the American Red Cross by conducting two blood drives and a clothing drive to benefit Greater Pittsburgh shelters.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements and notes thereto.

General Overview

We are a leading publicly traded managed health care company with approximately 1.84 million members. We operate a diversified portfolio of local market health plans serving 14 states, primarily in the Mid-Atlantic, Midwest and Southeast regions. We offer employers a broad range of commercial managed care products that vary with respect to the level of benefits provided, the costs paid by employers and members, and the extent to which members' access to providers is subject to referral or preauthorization requirements. We offer underwritten or "risk" products, including health maintenance organizations ("HMO"s), preferred provider organizations ("PPO"s) and point of service ("POS") plans. In addition, we recently began offering defined contribution health plans. Our risk products also include state-sponsored managed Medicaid programs and Medicare+Choice programs in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates. For our risk products, we receive premiums in exchange for assuming underwriting risks and performing sales, marketing and administrative functions. We also offer "non-risk" products, including access to our provider networks and management services, to employers that self-insure employee health benefits. The management services we provide typically include network management, claims processing, utilization review and quality assurance. For our non-risk products, we receive fees for the access to our provider networks and the management services we provide, but we do not have underwriting risk. On May 16, 2001, we began trading on the New York Stock Exchange® under the new ticker symbol "CVH." Previously, we had been trading on the Nasdaq® stock market under the ticker symbol "CVTY."

Revenues

We generate revenues from managed care premiums and management services. Our managed care premiums are derived from our commercial risk products and our government programs. Our commercial managed care premium revenues are comprised of premiums from our commercial HMO products and flexible provider products, including PPO and POS products for which we assume full underwriting risk. Premiums for such commercial PPO and POS products are typically lower than HMO premiums due to medical underwriting and higher deductibles and co-payments that are required of the PPO and POS members. Premium rates for commercial HMO products are reviewed by various state agencies based on rate filings. While we have not had such filings modified, no assurance can be given that approvals for rate submissions will continue.

The public sector managed care premium revenues consist of premiums from our Medicare and Medicaid products. We provide comprehensive health benefits to members participating in government programs and receive premium payments from federal and state governments. Premium rates for the Medicaid and Medicare products are established by governmental regulatory agencies and may be reduced by regulatory action.

During the three years ended December 31, 2001, we experienced substantial growth in operating revenues due primarily to membership increases from acquisitions. Additional membership growth was achieved through marketing efforts, geographic expansion and increased product offerings. One such product offering was the expansion of our PPO risk product to all of our health plans in 2000. Another new product offering was the introduction of our *HealthAssurance Flex* product in our Pennsylvania market in 2001.

Our management services revenues result from operations in which our health plans provide administrative and other services to self-insured employers and to employer group beneficiaries that have elected HMO coverage. We receive an administrative fee for these services, but do not assume underwriting risk. Certain of our management services contracts include performance and utilization management standards that affect the fees received for these services.

In addition, we offer a PPO product to other third party payors, under which we provide rental of and access to our PPO network, claims repricing and utilization review, and do not assume underwriting risk. We recognized management services revenue in 1999 under a Marketing Services Agreement, Management Services Agreement and PPO Access Agreement with Principal. These agreements either have expired or have been terminated as of December 31, 1999.

Expenses

Our primary operating expenses are medical expense, selling, general and administrative expense and depreciation and amortization expense. Our medical expense includes medical claims paid under contractual relationships with a wide variety of providers and capitation payments. Medical expense also includes an estimate of claims incurred but not reported ("IBNR"). In determining our IBNR liabilities, we employ plan by plan standard actuarial reserve methods that are specific to the plan's membership, product characteristics, geographic territories and provider network. We also consider utilization frequency and unit costs of inpatient, outpatient, pharmacy and other medical expenses, as well as claim payment backlogs and the timing of provider reimbursements. Estimates are reviewed by our underwriting, finance and accounting personnel and other appropriate plan and corporate personnel. Judgments are then made as to the necessity for reserves in addition to the estimated amounts. Changes in assumptions for medical costs caused by changes in actual experience, changes in the delivery system, changes in pricing due to ancillary capitation and fluctuations in the claims backlog could cause these estimates to change in the near term. We continually monitor and review our IBNR reserves, and as actual settlements are made or accruals adjusted, reflect these differences in current operations. We currently believe that our estimates for IBNR liabilities are adequate to satisfy our ultimate medical claims liability after all medical claims have been reported.

In addition to the procedures for determining reserves as discussed above, we review the actual payout of claims relating to prior period accruals. Medical costs are affected by a variety of factors, including the severity and frequency of claims. These factors are difficult to predict and may not be entirely within our control. We continually refine our actuarial practices to incorporate new cost events and trends.

Membership

As of December 31, 2001, we had 1,522,198 members for whom we assume underwriting risk ("risk members") and 318,528 members of self-insured employers for whom we provide administrative services but do not assume underwriting risk ("non-risk members"). The following tables show the total membership, in continuing operations, as of December 31, 2001, 2000 and 1999.

	Commercial Risk		Governmental Programs			
2001	HMO	PPO/POS	Medicare	Medicaid	Non-Risk	Total
Carolinas	39,113	20,128	-	6,460	31,807	97,508
Delaware	40,932	11,976	95	45,007	58,537	156,547
Georgia	21,839	19,907	-	-	13,442	55,188
Iowa	66,819	7,416	-	2,456	14,050	90,741
Kansas City	103,351	29,400	11,459	-	-	144,210
Louisiana	41,557	17,972	-	-	-	59,529
Nebraska	26,179	13,829	-	-	3,458	43,466
Pennsylvania	149,155	215,255	20,775	33,398	98,172	516,755
St. Louis	113,954	61,201	16,648	141,121	49,788	382,712
Virginia	99,189	10,869	-	12,706	39,395	162,159
West Virginia	46,175	11,958	4,566	16,768	9,523	88,990
Wichita	14,757	27,808	-	-	356	42,921
Total	763,020	447,719	53,543	257,916	318,528	1,840,726

2000	Commercial Risk		Governmental Programs			
	HMO	PPO/POS	Medicare	Medicaid	Non-Risk	Total
Carolinas	91,871	32,761	2,890	4,482	38,702	170,706
Delaware	30,180	11,086	21	42,154	60,689	144,130
Georgia	16,122	18,463	-	-	12,189	46,774
Iowa	66,876	3,288	-	2,146	12,524	84,834
Kansas City	58,192	22,473	5,269	-	-	85,934
Louisiana	27,319	31,788	796	-	-	59,903
Nebraska	19,864	13,184	-	-	3,665	36,713
Pennsylvania	159,215	207,457	23,893	-	112,056	502,621
St. Louis	122,045	67,130	36,726	119,399	23,384	368,684
Virginia	37,090	10,341	-	11,257	-	58,688
West Virginia	63,239	16,796	2,372	14,974	12,908	110,289
Wichita	14,034	29,425	-	-	299	43,758
Total	706,047	464,192	71,967	194,412	276,416	1,713,034

1999	Commercial Risk		Governmental Programs			
	HMO	PPO/POS	Medicare	Medicaid	Non-Risk	Total
Carolinas	43,989	-	-	4,216	-	48,205
Delaware	35,529	139	-	21,032	59,978	116,678
Georgia	27,485	-	-	-	-	27,485
Iowa	73,901	-	686	1,618	12,145	88,350
Kansas City	64,893	45	1,815	-	1,844	68,597
Louisiana	37,837	-	-	-	57	37,894
Nebraska	26,927	-	-	-	3,651	30,578
Pennsylvania	172,221	181,371	22,824	-	102,808	479,224
St. Louis	104,773	69,748	42,317	97,460	28,872	343,170
Virginia	37,650	7,268	-	8,415	14,345	67,678
West Virginia	44,937	19,291	990	13,750	13,636	92,604
Wichita	39,177	-	-	-	299	39,476
Total	709,319	277,862	68,632	146,491	237,635	1,439,939

Acquisitions and Dispositions

During the three years ended December 31, 2001, we completed several business combinations and membership purchases. Our business combinations are all accounted for using the purchase method of accounting, and, accordingly, the operating results of each acquisition have been included in our consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. Prior to December 31, 2001, goodwill was amortized over a useful life of 35 years. In accordance with SFAS No. 142 – "Goodwill and Other Intangible Assets," we will no longer amortize goodwill. The purchase price of our membership purchases was allocated to identifiable intangible assets and is being amortized over a useful life of five to fifteen years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2001 (in thousands):

	Effective Date	Market	Purchase Price
Business Combinations			
Carelink Health Plans ("Carelink")	October 1, 1999	West Virginia	$ 8,400
PrimeONE, Inc. ("PrimeONE")	February 1, 2000	West Virginia	$ 4,332
Maxicare Louisiana, Inc. ("Maxicare")	August 1, 2000	Louisiana	$ 3,541
WellPath Community Health Plans ("WellPath")	October 2, 2000	North Carolina	$ 21,244
Blue Ridge Health Alliance, Inc. ("Blue Ridge")	September 1, 2001	Virginia	$ 14,850
Membership Purchases			
Kaiser Foundation Health Plan of North Carolina ("Kaiser – NC")	November 1, 1999	North Carolina	$ 2,100
Prudential Health Care Plan, Inc. ("Prudential") (1)	February 1, 2000	St. Louis	$ 956
Health Partners of the Midwest ("Health Partners")	January 1, 2001	St. Louis	$ 4,864
Kaiser Foundation Health Plan of Kansas City, Inc. ("Kaiser – KC")	April 2, 2001	Kansas City	See Note (2)

(1) The Prudential acquisition included Medicaid membership only.
(2) The final Kaiser – KC purchase price will be determined following a one year transition period.

In the fourth quarter of 1999, we notified the Indiana Department of Insurance of our intention to close our subsidiary, Coventry Health Care of Indiana, Inc. The Indiana health plan did not operate profitably or demonstrate good prospects for future growth. Although closing the health plan did not have a substantial effect on consolidated earnings, it did allow us to focus resources and management attention on our other markets. Our transition plan gave employers and members ample time to obtain health care coverage through one of the many other companies operating in Indiana. Effective December 23, 2001, our license to operate the Indiana health plan had been withdrawn from the state. As a result of the cost associated with exiting the Indiana market, we recorded a reserve of $2.0 million in the fourth quarter of 1999. We have expended substantially all of the reserve as of December 31, 2001.

Legal Proceedings

In the normal course of business, we have been named as a defendant in various legal actions such as actions seeking payments for claims denied by us, medical malpractice actions, and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2001 may result in the assertion of additional claims. With respect to medical malpractice, we carry professional malpractice and general liability insurance for each of our operations on a claims-made basis with varying deductibles for which we maintain reserves. In the opinion of management, the outcome of these actions should not have a material adverse effect on our financial position or results of operations.

On April 16, 2001, we were served with an Amended Complaint filed in the United States District Court for the Southern District of Florida, Miami Division, MDL No. 1334, styled In Re: Humana, Inc., Managed Care Litigation, Charles B. Shane, M.D., et al. vs. Humana, Inc., et al. This matter is a purported class action lawsuit filed by a group of health care providers against our Company and 11 other defendants in the managed care field. The lawsuit alleges multiple violations of RICO, violations of the "prompt pay" statutes in certain states and breaches of contract for failure to pay claims. The lawsuit seeks declaratory, injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. Although we cannot predict the outcome, we believe this suit is without merit and intend to defend our position vigorously.

We may be the target of other similar lawsuits involving RICO and the ERISA, generally claiming that managed care companies overcharge consumers and misrepresent that they deliver quality health care. Although we may be the target of other similar lawsuits, we believe there is no valid basis for such lawsuits.

Our industry is heavily regulated and the laws and rules governing the industry and interpretations of those laws and rules are subject to frequent change. Existing or future laws could have a significant effect on our operations.

Results of Operations

The following table (in thousands, except percentages and membership data) is provided to facilitate a more meaningful discussion regarding the comparison of our operations for each of the three years in the period ended December 31, 2001.

	2001	2000	Increase (Decrease)	2000	1999	Increase (Decrease)
Operating revenues:						
Managed care premiums	$ 3,082,825	$ 2,556,953	$ 525,872	$ 2,556,953	$ 2,082,075	$ 474,878
Management services	64,420	47,957	16,463	47,957	80,297	(32,340)
Total operating revenues	3,147,245	2,604,910	542,335	2,604,910	2,162,372	442,538
Operating expenses:						
Medical costs	$ 2,650,993	$ 2,192,899	$ 458,094	$ 2,192,899	$ 1,792,652	$ 400,247
Selling, general and administrative	379,234	330,899	48,335	330,899	297,922	32,977
Depreciation and amortization	25,910	27,026	(1,116)	27,026	28,205	(1,179)
Other charges	-	(8,429)	8,429	(8,429)	(4,262)	(4,167)
Total operating expenses	3,056,137	2,542,395	513,742	2,542,395	2,114,517	427,878
Operating earnings	91,108	62,515	28,593	62,515	47,855	14,660
Net earnings	$ 84,407	$ 61,340	$ 23,067	$ 61,340	$ 43,435	$ 17,905
Basic earnings per share	$ 1.30	$ 1.03	$ 0.27	$ 1.03	$ 0.74	$ 0.29
Diluted earnings per share	$ 1.24	$ 0.93	$ 0.31	$ 0.93	$ 0.69	$ 0.24
Medical loss ratios:						
Commercial	85.9%	85.4%	0.5%	85.4%	85.2%	0.2%
Medicare	89.4%	89.0%	0.4%	89.0%	92.2%	(3.2%)
Medicaid	83.5%	83.8%	(0.3%)	83.8%	81.8%	2.0%
Total	86.0%	85.8%	0.2%	85.8%	86.1%	(0.3%)
Administrative ratios:						
Selling, general, and administrative	12.0%	12.7%	(0.7%)	12.7%	13.8%	(1.1%)
Membership at December 31:						
Commercial	1,210,739	1,170,239	40,500	1,170,239	1,010,282	159,957
Medicare	53,543	71,967	(18,424)	71,967	68,632	3,335
Medicaid	257,916	194,412	63,504	194,412	146,491	47,921
Non-risk	318,528	276,416	42,112	276,416	237,968	38,448
Total Membership	1,840,726	1,713,034	127,692	1,713,034	1,463,373	249,661

Comparison of 2001 to 2000

Managed care premium revenue increased in 2001 over 2000 primarily from rate increases that occurred throughout both years and from member growth, both organic and through acquisitions. Premium rates increased by an average of $11.36 over 2000 on a per member per month ("PMPM") basis, to $174.50 PMPM. We will continue to be diligent in attempting to obtain adequate premium increases and expect premium rates to increase more than 14.5% on Commercial renewals in the first quarter of 2002. The acquisitions that contributed to the increase in premium revenues occurred in the fourth quarter of 2000 and in the first, second, and third quarters of 2001. Membership, and thus premium revenues, in the Medicaid program continues to increase almost exclusively from growth in existing markets, including a new product offering in the fourth quarter of 2001 in our Pennsylvania market. During 2001, we significantly increased Medicare premiums in the St. Louis market, which was the primary reason for a 54.7% membership loss in that market.

Management services revenue increased in 2001 from 2000 as a result of three significant acquisitions: WellPath in the fourth quarter of 2000, Health Partners in the first quarter of 2001 and Blue Ridge in the third quarter of 2001. These three acquisitions accounted for approximately 94,000 new ASO members.

Medical costs increased in 2001 compared to 2000 due to business growth and medical trend. Business growth was primarily in the Commercial and Medicaid segments. In the Commercial segment, the increase in membership was mostly due to acquisitions throughout the 2-year period. Medicaid growth was due to continuing underlying program growth. A significant portion of the Medicaid membership increase was related to a new lower cost mental health program from the state of Pennsylvania implemented towards the end of 2001.

Selling, general and administrative ("SG&A") expense increased in 2001 primarily due to the additional expense associated with the acquired WellPath and Blue Ridge health plans. SG&A expense, as a percentage of revenue, decreased due to improved operational efficiencies, continued management scrutiny of administrative expenses, premium rate increases, and acquisitions which required minimal incremental SG&A.

Depreciation and amortization decreased compared to the prior year primarily due to certain assets becoming fully depreciated.

In 2000, we recorded gains related to the Allegheny Health, Education and Research Foundation ("AHERF") bankruptcy proceedings, as described in the "Comparison of 2000 to 1999" section of this Annual Report. In 2001, we recorded no charges related to these proceedings.

Other income, net of interest expense, increased in 2001 from 2000 due to increased investment income as a result of an increase in the Company's long-term investments compared to the prior year. We incurred no interest expense in 2001 due to the extinguishment of all outstanding debt in 1999.

Our provision for income taxes increased in 2001 due to an increase in operating earnings and other income, net, offset by a decrease in the effective tax rate from 39.9% in 2000 to 38.0% in 2001. This decrease in the tax rate is the result of strategic tax planning.

Comparison of 2000 to 1999

Managed care premium revenue increased in 2000 over 1999 as a result of rate increases and an increase in membership in existing plans and as a result of acquisitions. The increase in managed care premium revenue was attributable primarily to premium rate increases in 2000. Acquisitions occurring in the fourth quarter of 1999 and in the first, third, and fourth quarters of 2000 also contributed to the increase in managed care premium revenue. Membership, and thus premium revenue, in the Medicare+Choice and Medicaid programs continued to grow in 2000 as a result of acquisitions and growth in existing plans. More than half of the increase in governmental program membership came from growth in existing markets.

Management services revenue decreased in 2000 from 1999 as a result of the expiration of our PPO Access, Marketing Services and Management Services Agreements with Principal Health Care, Inc.

Medical costs increased in 2000 over 1999 due almost equally to the additional expenses associated with acquisitions and increased health care costs and utilization. Despite the increase in medical costs, our medical loss ratio decreased due to medical costs increasing at a slower rate than premiums.

SG&A expense increased in 2000 from 1999, due primarily to the additional expense associated with the acquisition of the Carelink, PrimeONE, Maxicare and WellPath health plans. SG&A expense, as a percentage of total operating revenues, decreased in 2000 from 1999 due to improved operational efficiencies resulting from the completion of the consolidation of 18 service centers into four regional service centers and continued management scrutiny of administrative expenses.

Depreciation and amortization expense decreased in 2000 from 1999 due primarily to intangible assets relating to the acquisition of health plans from Principal that were fully amortized by the end of 1999. The decrease in intangible asset amortization was partially offset by an increase in amortization of goodwill relating to acquisitions and an increase in computer software and hardware depreciation.

In 1999, we recorded a charge of $2.0 million for a reserve established for the closure of our Indiana health plan.

In 1998, we established a $55.0 million reserve for medical and other costs under our global capitation agreement with AHERF, a service provider that covered approximately 250,000 of our members, which filed for bankruptcy protection in 1998. In 1999, we reached a settlement with certain health care providers relating to claims for medical services provided to our members that were covered by AHERF. As a result of this settlement, we released $4.3 million and $6.3 million of the reserve in 2000 and 1999, respectively. In 2000, we recorded a gain of $4.1 million in connection with AHERF's bankruptcy proceedings. See Note M of the notes to our consolidated financial statements.

Other income, net of interest expense, increased in 2000 over 1999 due to increased investment income resulting from an increase in the amount of our short-term and long-term investments. We incurred no interest expense in 2000 due to the extinguishment of all outstanding debt in 1999. In 1999, we incurred interest expense of $1.8 million.

Our provision for income taxes increased for 2000 from 1999 due to an increase in operating earnings and other income, net, offset by a decrease in the effective tax rate from 42.9% in 1999 to 39.9% in 2000. This decrease in the tax rate is the result of strategic tax planning.

Liquidity and Capital Resources

Consolidated

Our total cash and investments, consisting of cash and cash equivalents and short-term and long-term investments, but excluding deposits of $29.9 million restricted under state regulations, increased $192.5 million to $922.6 million at December 31, 2001 from $730.1 million at December 31, 2000.

Net cash provided by operating activities for the year ended December 31, 2001 increased over the prior year due to an increase in net earnings, an increase in deferred revenue related primarily to the timing of Medicare premium payments, and an increase in medical claims liabilities as a result of the timing of medical claim payments. Net cash used in investing activities increased for the year ended December 31, 2001 as a result of an increase in the amount of cash placed in short term and long term investments. Net cash used in financing activities during 2001 is primarily due to the repurchases of our common stock.

Net cash provided by operating activities increased in 2000 as compared to 1999. This improvement was primarily a result of $52.6 million in claims runout in 1999 for the Florida and Illinois health plans that were sold in 1999 compared with minimal claims runout paid in 2000. This improvement was also a result of an increase in net earnings, an increase in accounts payable, other accrued liabilities and other long-term liabilities. Net cash used in investing activities decreased in 2000 as compared to 1999. The decrease was due to a decrease in cash placed in short-term and long-term investments. In 1999, more cash was placed in short-term and long-term investments due to the implementation of an investment management program following the acquisition of certain health plans from Principal Health Care, Inc. Net cash provided by financing activities decreased in 2000 as compared to 1999. The decrease in cash provided by financing activities was due primarily to an increase in repurchases of our common stock.

Our investment guidelines emphasize investment grade fixed income instruments in order to provide liquidity to meet future payment obligations and minimize the risk of principal. The fixed income portfolio includes government and corporate securities with an average quality rating of "AA" and an average contractual maturity of 3.69 years, as of December 31, 2001. We believe that since our long-term investments are available-for-sale, the amount of such investments should be added to current assets when assessing our working capital and liquidity. On such basis, current assets plus long-term investments available-for-sale less current liabilities increased to $379.6 million at December 31, 2001 from $285.9 million at December 31, 2000.

On February 1, 2002, we announced that we completed the purchase of approximately 7.1 million shares of our common stock and a warrant exercisable, at that time, for approximately 3.1 million shares of our common stock, owned by Principal Health Care, Inc. The aggregate purchase price for the shares of common stock and the warrant was approximately $176.1 million. The purchase of the shares and warrant from Principal ended their ownership of our common stock. We financed the stock and warrant repurchase with the proceeds from the sale of $175.0 million of our 8.125% Senior Notes due February 15, 2012. Interest on the notes is payable on February 15 and August 15 each year, beginning August 15, 2002.

Health Plans

Our HMOs and our insurance company subsidiary, Coventry Health and Life Insurance Company ("CH&L"), are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from its HMOs and CH&L.

Risk-based capital ("RBC") is a method of measuring the minimum amount of capital deemed appropriate for a managed care organization to support its overall business operations with consideration for its size and risk profile. This calculation, approved by the National Association of Insurance Commissioners, incorporates asset risk, underwriting risk, credit risk and business risk components. Our health plans are required to submit a RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

The RBC results are used to determine whether the health plan's net worth is adequate to support the amount of its calculated risk profile. Regulators use the RBC results to determine if any regulatory actions are required. Regulatory actions, if any, range from filing a financial corrective action plan to the health plan being placed under regulatory control.

The majority of states in which we operate health plans have adopted a RBC policy that recommends the health plans maintain statutory reserves at or above the 'Company Action Level' which is currently equal to 200% of their RBC (currently 250% for CH&L). Although not all states have adopted the RBC policy, the total surplus in excess of 200% for all of our HMO subsidiaries was approximately $72.2 million at December 31, 2001, up from $41.0 million at December 31, 2000. The increase is primarily due to current year earnings from our HMO subsidiaries and the previously mentioned acquisitions, offset by dividends paid to the parent company.

CH&L had excess surplus of approximately $3.4 million and $2.5 million at December 31, 2001 and December 31, 2000, respectively. The increase is primarily due to income from 2001.

Excluding funds held by entities subject to regulation, we had cash and investments of approximately $101.8 million and $79.1 million at December 31, 2001 and December 31, 2000, respectively, which are available to make interest or principal payments on the senior notes or any other debt that we may have, to make loans to or investments in subsidiaries, to fund acquisitions and for general corporate purposes. We have entered into agreements with certain of our regulated subsidiaries to provide additional capital, if necessary, to prevent the subsidiary's impairment of net worth requirements.

Other

Projected capital investments in 2002 of approximately $13.0 million consist primarily of computer hardware, software and related equipment costs associated with the development and implementation of improved operational and communications systems.

The United States Department of Health and Human Services has issued rules, as mandated by the Health Insurance Portability and Accountability Act of 1996, which, among other things, impose security and privacy requirements with respect to individually identifiable patient data, including a memberÅfs transactions with health care providers and payors, as well as requirements for the standardization of certain electronic transaction code sets and provider identifiers. The privacy standards were issued on December 28, 2000, and the final privacy regulations became effective on April 14, 2001. The compliance date is April 14, 2003. As of December 31, 2001, we had spent approximately $845,000 on compliance matters. We anticipate spending approximately $4.6 million in 2002, approximately $1.7 million of which we expect will be capitalized, related to our compliance with the electronic transaction code sets, provider identifier standards, and security and patient information privacy standards.

The nature of our operations is such that cash receipts from premium revenues are typically received up to three months prior to the expected cash payment for related medical costs. The demand for our products and services are subject to many economical fluctuations, risks and uncertainties that could materially affect the way we do business. Please refer to the *Risk Factors* section in this Annual Report for more information. Management believes that our cash flows generated from operations, cash and investments, and excess funds held in certain of our regulated subsidiaries will be sufficient to fund continuing operations, capital expenditures, and debt interest costs at least through December 31, 2002.

Risk-Sensitive Financial Instruments and Position

We have established policies and procedures to manage our exposure to changes in the fair value of our investments. These policies include an emphasis on credit quality, management of portfolio duration, maintaining or increasing investment income through high coupon rates and actively managing profile and security mix depending upon market conditions.

Our projections of hypothetical net losses in fair value of our market rate sensitive instruments, should potential changes in market rates occur, are presented below. The analysis is based on a hypothetical change in interest rates of 100, 200 and 300 basis points. Changes in interest rates may affect the fair value of our investment portfolio and may result in unrealized gains or losses. Gains or losses would be realized upon the sale of these investments. While we believe that the potential market rate change is reasonably possible, actual results may differ.

Increase (Decrease) in fair value of portfolio given an interest rate (decrease) increase of X basis points (in thousands)

	(300)	(200)	(100)	100	200	300
2001	$ 56,075	$ 37,383	$ 18,692	$ (18,692)	$ (37,383)	$ (56,075)
2000	$ 32,304	$ 21,536	$ 10,768	$ (10,768)	$ (21,536)	$ (32,304)

Share Repurchase Program

On December 20, 1999, we announced a program to purchase up to 5% of our outstanding common stock. Stock repurchases may be made from time to time at prevailing prices in the open market, by block purchase or in private transactions. We purchased 684,343 and 826,200 shares of our common stock in 2001 and 2000, respectively, for the treasury at an aggregate cost of $9.5 million and $6.4 million in 2001 and 2000, respectively. These shares do not include the approximate 7.1 million shares purchased from Principal Health Care, Inc. previously mentioned. We had approximately 65.6 million diluted shares of common stock outstanding as of December 31, 2001.

Legislation and Regulation

Numerous proposals have been introduced in the United States Congress and various state legislatures relating to health care reform. Some proposals, if enacted, could among other things, restrict our ability to raise prices and to contract independently with employers and providers. Certain reform proposals favor the growth of managed health care, while others would adversely affect managed care. Although the provisions of any legislation adopted at the state or federal level cannot be accurately predicted at this time, management believes that the ultimate outcome of currently proposed legislation would not have a material adverse effect on our results of operations in the short-term.

Pursuant to a Health Insurance Portability and Accountability Act of 1996 mandate, the Department of Health and Human Services released a final rule regarding standards for privacy of individually identifiable health information on December 20, 2000, effective April 14, 2003. We expect to institute all necessary modifications to systems and business processes by the compliance date.

The Department of Health and Human Services also released its final rule for electronic data standards on August 17, 2000, effective October 17, 2000. We expect to institute all necessary modifications to systems and business processes by the compliance date.

Insurance

We maintain general liability and professional liability insurance coverage in amounts that we believe are appropriate. Until recently, we also maintained medical excess "stop-loss" reinsurance coverage covering a portion of the medical risk we have underwritten through our risk products. We no longer maintain "stop-loss" reinsurance coverage because we do not believe it is cost efficient to maintain it in light of current conditions in the insurance market.

Critical Accounting Policies

The accounting policies described below are ones we consider critical in preparing our consolidated financial statements. Critical accounting policies are ones that require difficult, subjective, or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The judgments and uncertainties affecting the application of these policies include significant estimates and assumptions made by us using information available at the time the estimates are made. Actual results could differ materially from those estimates if different assumptions or information were used.

Revenue Recognition

Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on per member contract rates and the membership in our records at the time of billing. Premium billings are generally sent to employers in the month preceding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. Based on information received subsequent to premium billings being sent and based on historical trends, we estimate the amount of future retroactivity on a monthly basis and adjust revenue accordingly. Premiums collected in advance are recorded as deferred revenue. Employer contracts are typically on an annual basis, subject to cancellation by the employer group or the Company upon thirty days written notice.

Premiums for services to federal employee groups are subject to audit and review by the Office of Personnel Management ("OPM") on a periodic basis. Such audits are usually a number of years in arrears. We record reserves, on an estimated basis annually, based on the appropriate guidelines. Any differences between actual results and estimates are recorded in the year the audits are finalized.

Medical Claims Expense and Liabilities

Medical claims liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. The estimated claims incurred but not reported are based on historical data, current enrollment, health service utilization statistics, and other related information as described in the Expenses section earlier in the MD&A. Although considerable variability is inherent in such estimates, management believes that the liability is adequate. We also establish reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts. These accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not believe this statement will have a material impact on our financial position or results of operations.

In June 2001, the FASB issued two statements related to business combinations. The first statement, SFAS No. 141 – "Business Combinations," requires all business combinations, initiated after June 30, 2001, to be accounted for using the purchase method and prohibits the pooling-of-interest method of accounting. We currently use the purchase method of accounting for all business combinations, and, therefore, management believes we will not be significantly affected by the implementation of this statement.

The second statement, SFAS No. 142 – "Goodwill and Other Intangible Assets," requires companies to cease amortization of goodwill. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. SFAS No. 142 also states that acquired intangible assets should be separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, noncompete agreements, and customer lists. Intangible assets that have indefinite lives will not be amortized, but instead will be subject to an impairment test. We will be required to adopt SFAS No. 142 for the fiscal year beginning January 1, 2002 with the exception that goodwill and intangible assets acquired after June 30, 2001 will not be subject to amortization. Impairment reviews may result in future periodic write-downs in the period in which the impairment took place.

In June 1998, the FASB issued SFAS No. 133 – "Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, we adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS

No. 138). Accordingly, a transition gain of $0.9 million, net of tax, was recorded in the first quarter of 2001 related to one financial instrument classified as derivative in nature. The adjustment was shown separately as a cumulative effect of a change in accounting principle.

In March 2000, the FASB issued Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation – an Interpretation of APB No. 25." FIN No. 44 clarifies the application of Accounting Principles Board Opinion ("APB") No. 25 for certain issues including: (a) the definition of "employee" for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. In general, FIN No. 44 was effective July 1, 2000. The adoption of FIN No. 44 did not have a material effect on our financial position or results of operations.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB No. 101 in the fourth quarter of 2000 did not have a material affect on our financial position or results of operations.

Inflation

In recent years, health care cost inflation has exceeded the general inflation rate. To reduce the effect of health care cost inflation we have, where possible, increased premium rates and implemented cost control measures in our patient care management and provider contracting. We cannot assure you that we will be able to increase future premium rates at a rate that equals or exceeds the health care cost inflation rate or that our other cost control measures will be effective.

2002 Outlook

We traditionally have an organic membership growth target of 3% – 5%. However, due to the loss of a large group in Wichita, a soft economy, and increased unemployment, 2002 will likely be closer to 1 – 2% across all segments.

We operate in highly competitive markets, but generally believe that the pricing environment is improving in our existing markets, thus creating the opportunity for reasonable price increases. However, there is no assurance that we will be able to increase premiums at rates equal to or in excess of increases in our health care costs.

For 2002, we will continue to pursue ways to improve our underwriting processes and oversight in both risk and management services products with the objective of increasing premium yields and profitable growth in all of our markets. Our migration of certain of our operating activities (e.g., customer service, claims processing, billing and enrollment) to regional service centers is expected to provide improved levels of service in a more cost-effective manner. Management believes that existing markets have potential for growth for our commercial and governmental products. Management believes that the foregoing should result in progressive improvements in 2002, although realization is dependent upon a variety of factors, some of which may be outside of our control.

Risk Factors

The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Further, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Our results of operations may be adversely affected if we are unable to accurately estimate and control future health care costs.

Most of the premium revenue we receive is based upon rates set months before we deliver services. As a result, our results of operations largely depend on our ability to accurately estimate and control future health care costs. We base the premiums we charge, at least in part, on our estimate of expected health care costs over the applicable premium period. Factors that may cause health care costs to exceed our estimates include:

- an increase in the cost of health care services and supplies, including pharmaceuticals;
- higher than expected utilization of health care services;
- periodic renegotiation of hospital, physician and other provider contracts;
- the occurrence of catastrophes or epidemics;
- changes in the demographics of our members and medical trends affecting them;
- general inflation or economic downturns;
- new mandated benefits or other regulatory changes that increase our costs; and
- other unforeseen occurrences.

In addition, medical claims payable in our financial statements include our estimated reserves for incurred but not reported and unpaid claims, which we call IBNR. The estimates for submitted claims and IBNR are made on an accrual basis. We believe that our reserves for IBNR are adequate to satisfy our medical claims liabilities, but we cannot assure you of this. Any adjustments to our IBNR reserves could adversely affect our results of operations.

Our results of operations will be adversely affected if we are unable to increase premiums to offset increases in our health care costs.

Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to control the premiums we charge as a result of competition, government regulations and other factors. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

A reduction in the number of members in our health plans could adversely affect our results of operations.

A reduction in the number of members in our health plans could adversely affect our results of operations. Factors that could contribute to the loss of membership include:

- reductions in the number of employers offering health care coverage;
- reductions in work force by existing customers;
- increases in premiums or benefit changes;
- benefit changes or reductions in premiums by our competitors;
- our exit from a market or the termination of a health plan; and
- negative publicity and news coverage relating to our company or the managed health care industry generally.

Our growth strategy is dependent in part upon our ability to acquire additional health plans and successfully integrate those plans into our operations.

An important part of our growth strategy is to grow through the acquisition of additional health plans. During the last several years, we have significantly increased our membership through a number of acquisitions, including the acquisition of certain health plans from Principal in April 1998. We cannot assure you that we will be able to continue to locate suitable acquisition candidates, successfully integrate the plans we acquire and realize anticipated operational improvements and cost savings. The plans we acquire also may not achieve our anticipated levels of profitability. Our future growth rate will be adversely affected if we are not able to successfully complete acquisitions.

Competition in our industry may limit our ability to attract new members or to increase or maintain our premium rates, which would adversely affect our results of operations.

We operate in a highly competitive environment that may affect our ability to attract new members and increase premium rates. We compete with other health plans for members. We believe the principal factors influencing the choice among health care options are:

- price of benefits offered;
- location and choice of health care providers;
- quality of customer service;
- comprehensiveness of coverage offered;
- reputation for quality care;
- financial stability of the plan; and
- diversity of product offerings.

We face competition from other managed care companies, hospitals, health care facilities and other health care providers that may have broader geographical coverage, more established reputations in our markets, greater market share, lower costs and greater financial and other resources.

We depend on the services of non-exclusive independent agents and brokers to market our products to employers, and we cannot assure you that they will continue to market our products in the future.

We depend on the services of independent agents and brokers to market our managed care products and services, particularly to small employer group members. We do not have long term contracts with independent agents and brokers, and they typically are not dedicated exclusively to us and frequently market the health care products of our competitors. We face intense competition for the services and allegiance of independent agents and brokers, and we cannot assure you that agents and brokers will continue to market our products at reasonable costs.

Our failure to obtain cost-effective agreements with a sufficient number of providers may result in higher medical costs and a decrease in our membership.

Our future results largely depend on our ability to enter into cost-effective agreements with hospitals, physicians and other health care providers. The terms of those provider contracts will have a material effect on our medical costs and our ability to control these costs. In addition, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will impact the relative attractiveness of our managed care products in those markets.

In some of our markets, there are large provider systems that have a major presence. Some of these large provider systems have operated their own health plans in the past or may choose to do so in the future. These provider systems could adversely affect our product offerings and results of operations if they refuse to contract with us, place us at a competitive disadvantage or use their market position to negotiate contracts that are less favorable to us. Provider agreements are subject to periodic renewal and renegotiation. We cannot assure you that these large provider systems will continue to contract with us or that they will contract with us on terms that are favorable to us.

Negative publicity regarding the managed health care industry generally or our company in particular could adversely affect our results of operations.

Over the last several years, the managed health care industry has been subject to negative publicity. Negative publicity regarding the managed health care industry generally or our company in particular may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our results of operations by:

- requiring us to change our products and services;
- increasing the regulatory burdens under which we operate; or
- adversely affecting our ability to market our products or services.

Negative publicity relating to our company or the managed care industry generally also may adversely affect our ability to attract and retain members.

A failure of our information systems could adversely affect our business.

We depend on our information systems for timely and accurate information. Failure to maintain effective and efficient information systems or disruptions in our information systems could cause disruptions in our business operations, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

Compliance with privacy laws could adversely affect our business and results of operations.

The use of patient data by all of our businesses is regulated at the federal, state and local level. The Health Insurance Portability and Accountability Act of 1996, for example, imposed significant new requirements relating to maintaining the privacy of medical information. The government published regulations to implement these provisions in December 2000. Health plans must be in compliance by April 2003. The law is far-reaching and complex and proper interpretation and practice under the law continues to evolve. Consequently, our efforts to measure, monitor and adjust our business practices to comply with the law are ongoing. Because these regulations and other similar federal, state and local laws and regulations continue to evolve, we cannot guarantee that the costs of compliance will not adversely affect our results of operations or cause us to change our operations significantly.

We conduct business in a heavily regulated industry and changes in regulations or violations of regulations could adversely affect our business and results of operations.

Our business is heavily regulated by federal, state and local authorities. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we currently do business may in the future adversely affect our business and results of operations. Legislative or regulatory changes that could significantly harm us and our subsidiaries include changes that:

- impose increased liability for adverse consequences of medical decisions;
- limit premium levels;
- increase minimum capital, reserves and other financial viability requirements;
- impose fines or other penalties for the failure to pay claims promptly;
- prohibit or limit rental access to health care provider networks;
- prohibit or limit provider financial incentives and provider risk-sharing arrangements;
- require health plans to offer expanded or new benefits;
- limit the ability of health plans to manage care and utilization due to "any willing provider" and direct access laws that restrict or prohibit product features that encourage members to seek services from contracted providers or through referral by a primary care provider;
- limit contractual terms with providers, including audit, payment and termination provisions; and
- implement mandatory third party review processes for coverage denials.

In addition, we are required to obtain and maintain various regulatory approvals to market many of our products. Delays in obtaining or failure to obtain or maintain these approvals could adversely impact our results of operations. Federal, state and local authorities frequently consider changes to laws and regulations that could adversely affect our business. We cannot predict the changes that government authorities will approve in the future or assure you that those changes will not have an adverse effect on our business or results of operations.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

We contract with various federal and state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- refunding of amounts we have been paid pursuant to our government contracts;
- imposition of fines, penalties and other sanctions on us;
- loss of our right to participate in various federal programs;
- damage to our reputation in various markets;
- increased difficulty in selling our products and services; and
- loss of one or more of our licenses to act as an insurer or HMO or to otherwise provide a service.

We are subject to litigation in the ordinary course of our business, including litigation based on new or evolving legal theories, that could significantly affect our results of operations.

Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations including claims relating to:

- our denial of health care benefits;
- vicarious liability for our actions or medical malpractice claims;
- disputes with our providers over compensation and termination of provider contracts;
- disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;
- disputes over our copayment calculations; and
- customer audits of our compliance with our plan obligations.

In addition, plaintiffs continue to bring new types of purported legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have a significant adverse effect on our financial condition or results of operations. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on the managed care industry in general or on us in particular.

We currently have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Potential liabilities that we incur may not, however, be covered by insurance, our insurers may dispute coverage, our insurers may be unable to meet their obligations or the amount of our insurance coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost effective basis, if at all.

Our stock price and trading volume may be volatile.

From time to time, the price and trading volume of our common stock, as well as the stock of other companies in the health care industry may experience periods of significant volatility. Company-specific issues and developments generally in the health care industry (including the regulatory environment) and the capital markets may cause this volatility. Our stock price and trading volume may fluctuate in response to a number of events and factors, including:

- quarterly variations in our operating results;
- changes in the market's expectations about our future operating results;
- changes in financial estimates and recommendations by securities analysts concerning our company or the health care industry generally;
- operating and stock price performance of other companies that investors may deem comparable;
- news reports relating to trends in our markets;
- changes in the laws and regulations affecting our business;
- acquisitions and financings by us or others in our industry; and
- sales of substantial amounts of our common stock by our directors and executive officers or principal stockholders, or the perception that such sales could occur.

Our indebtedness will impose restrictions on our business and operations.

The indenture for our senior notes, which were issued on February 1, 2002, imposes restrictions on our business and operations. These restrictions limit our ability to, among other things:

- incur additional debt;
- pay dividends or make other restricted payments;
- create or permit certain liens on our assets;
- sell assets;
- create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;

- enter into transactions with affiliates;
- enter into sale and leaseback transactions; and
- consolidate or merge with or into other companies or sell all or substantially all of our assets.

In addition, we may incur additional indebtedness in the future, which may impose further restrictions on us. The restrictions in the indenture for our senior notes and in any future debt instruments could limit, among other things, our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

We may not be able to satisfy our obligations to holders of the senior notes upon a change of control.

In the event of a change of control of our company, we will be required, subject to certain conditions, to offer to purchase all of our outstanding senior notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the senior notes or that restrictions in any other debt instruments may not allow such repurchases. Our failure to purchase the senior notes would be a default under the indenture governing the senior notes. Even if we are able to repurchase the senior notes in the event of a change of control, the use of our cash resources to complete the repurchase may have a material adverse effect on our financial condition and results of operations.

Warburg Pincus has significant influence over us and its interests may conflict with your interests as a stockholder.

Warburg Pincus, a private equity investment firm, currently beneficially owns 19,204,377 shares of our common stock, or approximately 32.8% of our outstanding shares of common stock. As a result of its voting power, Warburg Pincus can exert significant influence over matters submitted to a vote of stockholders, including the election of directors and approval of a change in control or business combination of our company. Warburg Pincus may purchase additional shares of our common stock, but has agreed, effective through May 2005, not to own more than 34.9% of our common stock on a fully diluted basis. When these limitations expire in May 2005, Warburg Pincus could acquire additional shares of our common stock.

In addition to its ownership position, pursuant to the terms of the Amended and Restated Securities Purchase Agreement between the Company and Warburg Pincus, Warburg Pincus designated two directors to serve on our board of directors. Pursuant to the agreement and our certificate of incorporation, Warburg Pincus had the right to designate at least two directors until such time as Warburg Pincus converted its shares of our Series A convertible preferred stock into shares of our common stock, which occurred on December 26, 2000. The agreement provides that as long as Warburg Pincus retains ownership of at least 50% of the shares of our common stock it beneficially owned at the time of its original investment in our predecessor in 1997, it will continue to have the right to designate at least one member on our board of directors. Warburg Pincus currently continues to hold all shares represented by its original investment and, therefore, currently has the right to designate one member of our board of directors. Warburg Pincus also has certain rights under the agreement to require us to register all or part of the shares of our common stock owned by Warburg Pincus.

Our stockholder rights plan, certificate of incorporation and bylaws and Delaware law could delay, discourage or prevent a change in control of our company that our stockholders consider favorable.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, provisions in our certificate of incorporation and bylaws and Delaware law may delay, discourage or prevent a merger, acquisition or change in control involving our company that our stockholders may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. Among other things, these provisions:

- authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our board of directors and may adversely affect the voting or economic rights of our common stockholders;

- provide for a classified board of directors with staggered three year terms so that no more than one-third of our directors can be replaced at any annual meeting;
- provide that directors may be removed without cause only by the affirmative vote of the holders of two-thirds of our outstanding shares;
- provide that any amendment or repeal of the provisions of our certificate of incorporation establishing our classified board of directors must be approved by the affirmative vote of the holders of three-fourths of our outstanding shares; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a meeting.

These provisions of our stockholder rights plan, certificate of incorporation and bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

Quantitative and Qualitative Disclosures of Market Risk

Our only material risk of investments in financial instruments is in our debt securities portfolio. We invest primarily in marketable state and municipal, U.S. Government and agencies, corporate, and mortgage-backed debt securities. Effective January 1, 2001, we adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS No. 138). Accordingly, a transition gain of $0.9 million, net of tax, based on the valuation at December 31, 2000, was recorded in the first quarter of 2001 related to one financial instrument classified as derivative in nature. We do not typically invest in derivative financial instruments.

We have established policies and procedures to manage our exposure to changes in the fair value of our investments. These policies include an emphasis on credit quality, management of portfolio duration, maintaining or increasing investment income through high coupon rates and actively managing profile and security mix depending upon market conditions. We have classified all of our investments as available-for-sale. The fair value of our investments at December 31, 2001 was $640.1 million. Our investments at December 31, 2001 mature according to their contractual terms, as follows, in thousands (actual maturities may differ because of call or prepayment rights):

As of December 31, 2001	Amortized Cost	Fair Value
Maturities:		
Within 1 year	$ 126,867	$ 127,642
1 to 5 years	230,626	237,597
6 to 10 years	89,703	91,179
Over 10 years	181,889	183,709
Total short-term and long-term securities	$ 629,085	$ 640,127

We believe our investment portfolio is diversified and expect no material loss to result from the failure to perform by the issuer of the debt securities we hold. The mortgage-backed securities are insured by several associations, including Government National Mortgage Administration and Federal National Mortgage Administration.

Our projections of hypothetical net losses in fair value of our market rate sensitive instruments, should potential changes in market rates occur, are presented below. The analysis is based on a hypothetical change in interest rates of 100, 200 and 300 basis points. Changes in interest rates may affect the fair value of our investment portfolio and may result in unrealized gains or losses. Gains or losses would be realized upon the sale of these investments. While we believe that the potential market rate change is reasonably possible, actual results may differ.

Increase (Decrease) in fair value of portfolio given an interest rate (decrease) increase of X basis points (in thousands)

	(300)	(200)	(100)	100	200	300
2001	$ 56,075	$ 37,383	$ 18,692	$ (18,692)	$ (37,383)	$ (56,075)
2000	$ 32,304	$ 21,536	$ 10,768	$ (10,768)	$ (21,536)	$ (32,304)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
of Coventry Health Care, Inc.:

We have audited the accompanying consolidated balance sheets of Coventry Health Care, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Health Care, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Arthur Andersen LLP

Baltimore, Maryland
February 1, 2002

Coventry Health Care, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 312,364	$ 256,229
Short-term investments	87,515	84,659
Accounts receivable, net of allowance of $4,252 and $4,886 as of December 31, 2001 and 2000, respectively	63,486	59,654
Other receivables, net	65,291	59,226
Deferred income taxes	43,509	41,111
Other current assets	6,353	5,621
Total current assets	578,518	506,500
Long-term investments	552,612	411,562
Property and equipment, net	34,327	38,066
Goodwill and intangible assets, net	262,111	261,840
Other long-term assets	23,705	21,068
Total assets	$ 1,451,273	$ 1,239,036
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Medical claims liabilities	$ 460,489	$ 388,051
Other medical liabilities	62,365	56,836
Accounts payable and other accrued liabilities	165,697	146,304
Deferred revenue	62,994	40,972
Total current liabilities	751,545	632,163
Long-term liabilities	10,649	6,443
Total liabilities	762,194	638,606
Stockholders' Equity:		
Common stock, $.01 par value; 200,000,000 shares authorized; 66,753,210 shares issued and 65,622,749 outstanding in 2001; and 66,306,880 shares issued and 65,102,006 outstanding in 2000	668	663
Treasury stock, at cost, 1,130,461 and 1,204,874 shares in 2001 and 2000, respectively	(12,257)	(10,810)
Additional paid-in capital	541,064	538,804
Accumulated other comprehensive income	6,700	3,276
Retained earnings	152,904	68,497
Total stockholders' equity	689,079	600,430
Total liabilities and stockholders' equity	$ 1,451,273	$ 1,239,036

The accompanying notes are an integral part of the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands, except per share data)

	Years Ended December 31,		
	2001	2000	1999
Operating revenues:			
Managed care premiums	$ 3,082,825	$ 2,556,953	$ 2,082,075
Management services	64,420	47,957	80,297
Total operating revenues	3,147,245	2,604,910	2,162,372
Operating expenses:			
Medical costs	2,650,993	2,192,899	1,792,652
Selling, general and administrative	379,234	330,899	297,922
Depreciation and amortization	25,910	27,026	28,205
Plan shutdown expense	-	-	2,020
AHERF charge (recovery)	-	(8,429)	(6,282)
Total operating expenses	3,056,137	2,542,395	2,114,517
Operating earnings	91,108	62,515	47,855
Other income, net	43,574	39,553	29,906
Interest expense	-	-	(1,761)
Earnings before income taxes	134,682	102,068	76,000
Provision for income taxes	51,153	40,728	32,565
Cumulative effect of change in accounting principle - SFAS No. 133, net of tax effect of $561	878	-	-
Net earnings	$ 84,407	$ 61,340	$ 43,435
Net earnings per share:			
Basic before cumulative effect - SFAS No. 133	$ 1.29	$ 1.03	$ 0.74
Cumulative effect - SFAS No. 133	0.01	-	-
Basic EPS	$ 1.30	$ 1.03	$ 0.74
Diluted before cumulative effect - SFAS No. 133	$ 1.23	$ 0.93	$ 0.69
Cumulative effect - SFAS No. 133	0.01	-	-
Diluted EPS	$ 1.24	$ 0.93	$ 0.69

The accompanying notes are an integral part of the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2001, 2000 and 1999
(in thousands)

	Common Stock	Treasury Stock, at Cost	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	(Accumulated Deficit) Retained Earnings	Total Stockholders' Equity
Balance, December 31, 1998	$ 593	$ (5,000)	$ 476,430	$ 794	$ (36,278)	$ 436,539
Comprehensive income:						
Net earnings					43,435	43,435
Other comprehensive (loss) income:						
Holding loss				(6,026)		
Reclassification adjustment				167		
						(5,859)
Deferred tax benefit				2,285		2,285
Comprehensive income						39,861
Issuance (purchase) of common stock, including exercise of options and warrants	3	(380)	3,931			3,554
Tax benefit of stock options exercised			431			431
Balance, December 31, 1999	596	(5,380)	480,792	(2,780)	7,157	480,385
Comprehensive income:						
Net earnings					61,340	61,340
Other comprehensive income:						
Holding gain				9,030		
Reclassification adjustment				956		
						9,986
Deferred tax provision				(3,930)		(3,930)
Comprehensive income						67,396
Issuance (purchase) of common stock, including exercise of options and warrants	67	(5,430)	54,654			49,291
Tax benefit of stock options exercised			3,358			3,358
Balance, December 31, 2000	663	(10,810)	538,804	3,276	68,497	600,430
Comprehensive income:						
Net earnings					84,407	84,407
Other comprehensive income:						
Holding gain				7,522		
Reclassification adjustment				(470)		
Cumulative effect – SFAS No. 133				(1,439)		
						5,613
Deferred tax provision				(2,189)		(2,189)
Comprehensive income						87,831
Issuance (purchase) of common stock, including exercise of options and warrants	5	(1,447)	679			(763)
Tax benefit of stock options exercised			1,581			1,581
Balance, December 31, 2001	$ 668	$ (12,257)	$ 541,064	$ 6,700	$ 152,904	$ 689,079

The accompanying notes are an integral part of the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 84,407	$ 61,340	$ 43,435
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization	25,910	27,026	28,205
Deferred income tax provision	1,565	15,787	14,038
Loss on sales of medical offices and property disposals	-	-	287
Non-cash interest on convertible note	-	-	1,557
Other	4,610	(2,118)	100
Changes in assets and liabilities, net of effects of the purchase of subsidiaries:			
Accounts receivable	(4,109)	(524)	(7,357)
Other receivables	4,429	(16,043)	(17,265)
Other current assets	(225)	(1,899)	388
Other assets	(35)	500	(133)
Medical claims liabilities	57,859	34,578	(41,982)
Other medical liabilities	(13,988)	(11,549)	(20,007)
Accounts payable and other accrued liabilities	2,551	10,690	(7,139)
Deferred revenue	18,636	(12,252)	3,012
Other long-term liabilities	(38)	(94)	(8,269)
Net cash provided by (used in) operating activities	181,572	105,442	(11,130)
Cash flows from investing activities:			
Capital expenditures, net	(11,871)	(16,024)	(14,717)
Proceeds from sales of investments	435,649	425,292	253,489
Purchases of investments and other	(571,278)	(524,040)	(425,109)
Payments for acquisitions, net	(20,256)	(30,441)	(10,133)
Proceeds from sale of Renewal Rights Agreement	-	-	19,850
Cash acquired in conjunction with acquisitions	48,997	55,423	19,730
Net cash used in investing activities	(118,759)	(89,790)	(156,890)
Cash flows from financing activities:			
Payments on long-term debt	-	-	(781)
Net proceeds from issuance of stock	2,292	7,090	3,934
Net payments for repurchase and issuance of stock	(8,970)	(6,589)	(380)
Net cash (used in) provided by financing activities	(6,678)	501	2,773
Net increase (decrease) in cash and cash equivalents	56,135	16,153	(165,247)
Cash and cash equivalents at beginning of period	256,229	240,076	405,323
Cash and cash equivalents at end of period	$ 312,364	$ 256,229	$ 240,076
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ -	$ -	$ -
Income taxes paid, net	$ 35,851	$ 20,941	$ 40,210
Non-cash item – Restricted stock	$ 9,091	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

COVENTRY HEALTH CARE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coventry Health Care, Inc. (together with its subsidiaries, the "Company", "we", "our", or "us") is a managed health care company operating health plans under the names Coventry Health Care, Coventry Health and Life, HealthAmerica, HealthAssurance, HealthCare USA, Group Health Plan, SouthCare, Southern Health, Carelink Health Plans and WellPath. The Company provides a full range of managed care products and services including health maintenance organization ("HMO"), point of service ("POS") and preferred provider organization ("PPO") products. The Company also administers self-insured plans for large employer groups. The Company was incorporated under the laws of the state of Delaware on December 17, 1997, and is the successor to Coventry Corporation, which was incorporated on November 21, 1986.

Since the Company began operations in 1987 with the acquisition of the American Service Companies entities, including Coventry Health and Life Insurance Company ("CH&L"), the Company has grown substantially through acquisitions. The table below summarizes all of the Company's acquisitions. See Note B to the consolidated financial statements for additional information on the most recent acquisitions.

Acquisition	Location	Type of Business	Year Acquired
American Service Company ("ASC") entities	Multiple Markets	Multiple Products	1987
HealthAmerica Pennsylvania, Inc. ("HAPA")	Pennsylvania	HMO	1988
Group Health Plan, Inc. ("GHP")	St. Louis, Missouri	HMO	1990
Southern Health Services, Inc. ("SHS")	Richmond, Virginia	HMO	1994
HealthCare USA, Inc. ("HCUSA")	Multiple Markets	Medicaid	1995
Principal Health Care, Inc. ("PHC")	Multiple Markets	HMO	1998
Carelink Health Plans ("Carelink")	West Virginia	HMO	1999
Kaiser Foundation Health Plan of North Carolina ("Kaiser – NC")	North Carolina	HMO	1999
PrimeONE, Inc. ("PrimeONE")	West Virginia	HMO	2000
Maxicare Louisiana, Inc. ("Maxicare")	Louisiana	HMO	2000
WellPath Community Health Plans ("WellPath")	North Carolina	HMO	2000
Prudential Health Care Plan, Inc. ("Prudential")	St. Louis, Missouri	Medicaid	2000
Blue Ridge Health Alliance, Inc. ("Blue Ridge")	Charlottesville, Virginia	HMO	2001
Health Partners of the Midwest ("Health Partners")	St. Louis, Missouri	HMO	2001
Kaiser Foundation Health Plan of Kansas City, Inc. ("Kaiser - KC")	Kansas City, Missouri	HMO	2001

Significant Accounting Policies

Revenue Recognition – Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums collected in advance are recorded as deferred revenue. Employer contracts are typically on an annual basis, subject to cancellation by the employer group or the Company upon thirty days written notice. Management services revenues are recognized in the period in which the related services are performed. Premiums for services to federal employee groups are subject to audit and review by the Office of Personnel Management ("OPM") on a periodic basis. Such audits are usually a number of years in arrears. The Company records reserves, on an estimated basis annually, based on the appropriate guidelines. Any differences between actual results and estimates are recorded in the year the audits are finalized.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101 – "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB No. 101 in the fourth quarter of 2000 did not have a material effect on the Company's financial position or results of operations.

Medical Claims Expense and Liabilities – Medical claims liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. The estimated claims incurred but not reported are based on historical data, current enrollment, health service utilization statistics, and other related information. Although considerable variability is inherent in such estimates, management believes that the liabilities are adequate. The Company also establishes reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts. These accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are 100% owned. All significant inter-company transactions have been eliminated.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Cash and Cash Equivalents – Cash and cash equivalents consist principally of overnight repurchase agreements, money market funds, commercial paper and certificates of deposit. The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents. The carrying amounts of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value.

Investments – The Company accounts for investments in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 115 – "Accounting for Certain Investments in Debt and Equity Securities." The Company considers all of its investments as available-for-sale, and accordingly, records unrealized gains and losses, net of deferred income taxes, as a separate component of stockholders' equity. Realized gains and losses on the sale of these investments are determined on a specific identification basis.

Investments with original maturities in excess of three months and less than one year are classified as short-term investments and generally consist of time deposits, U.S. Treasury Notes, and obligations of various states and municipalities. Long-term investments have original maturities in excess of one year and primarily consist of debt securities.

Other Receivables – Other receivables include interest receivables, reinsurance claims receivables, receivables from providers and suppliers and any other receivables that do not relate to premiums.

Property and Equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated lives of the related assets or, if shorter, over the terms of the respective leases.

Business Combinations, Accounting for Goodwill and Other Intangibles – In June 2001, the Financial Accounting Standards Board ("FASB") issued two standards related to business combinations. The first statement, SFAS No. 141 – "Business Combinations," requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and prohibits the pooling-of-interest method of accounting. SFAS No. 141 also states that acquired intangible assets should be separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, non-compete agreements, customer lists and licenses. The Company was not significantly affected by the implementation of this statement.

The second statement, SFAS No. 142 – "Goodwill and Other Intangible Assets," requires companies to cease amortization of goodwill. Rather, goodwill will be subject to an annual assessment for impairment by applying a fair-value-based test. Other intangible assets that have indefinite lives will not be amortized, but instead will be subject to an impairment test. As required, the Company adopted SFAS No. 142 for the fiscal year beginning January 1, 2002 and goodwill acquired after June 30, 2001 was not amortized. During the year ended December 31, 2001, goodwill amortization was $7.5 million. Due to the adoption of SFAS No. 142, there will be no amortization of goodwill for the year ending December 31, 2002. However, additional impairment charges may result from final implementation of this statement or from future write-downs in the period in which the impairment took place.

Goodwill and intangible assets consist of costs in excess of the fair value of the net tangible assets of subsidiaries or operations acquired through December 31, 2001. Goodwill was amortized using the straight-line method over periods ranging from 25 to 35 years. The remaining unamortized goodwill and intangible asset balances at December 31, 2001 are as follows (in thousands):

Description	Estimated Useful Life	Amount	Accumulated Amortization	Net Book Value
Customer Lists	5 – 15 years	$ 21,499	$ 5,185	$ 16,314
HMO Licenses	15 – 20 years	10,700	2,295	8,405
Goodwill	25 – 35 years	311,688	74,296	237,392
Total		$ 343,887	$ 81,776	$ 262,111

Amortization expense for the years ended December 31, 2001, 2000 and 1999 was approximately $10.1 million, $10.2 million, and $14.6 million, respectively.

Long-lived Assets – In June 2001, the FASB issued SFAS No. 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not believe this statement will have a material impact on its financial position or results of operations.

Stock-based Compensation – The Company accounts for stock-based compensation to employees under Accounting Principles Board ("APB") No. 25 – "Accounting for Stock Issued to Employees", and complies with the disclosure requirements for SFAS No. 123 – "Accounting for Stock-Based Compensation." See Note F to consolidated financial statements for disclosure related to stock-based compensation.

In March 2000, the FASB issued Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation – an Interpretation of APB No. 25." FIN No. 44 clarifies the application of APB No. 25 for certain issues including: (a) the definition of "employee" for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN No. 44 was effective July 1, 2001 and did not have a material effect on the Company's financial position or results of operations.

Income Taxes – The Company files a consolidated federal tax return for the Company and its wholly owned consolidated subsidiaries. The Company accounts for income taxes in accordance with SFAS No.109 – "Accounting for Income Taxes". The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. See Note E for disclosures related to income taxes.

Derivative Instruments – In June 1998, the FASB issued SFAS No. 133 – "Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, the Company adopted SFAS No. 133 (as amended by SFAS No. 137 and SFAS No. 138). Accordingly, a transition gain of $0.9 million, net of tax, was recorded in the first quarter of 2001 related to one financial instrument classified as derivative in nature. The adjustment is shown separately as a cumulative effect of a change in accounting principle.

Significant Customers – For the years ended 2001, 2000 and 1999, the Company received 11.4%, 15.8% and 16.7%, respectively, of its revenue from the Federal Medicare program throughout the Company's various markets.

Reclassifications – Certain 1999 and 2000 amounts have been reclassified to conform to the 2001 presentation.

B. ACQUISITIONS AND DISPOSITIONS

During the three years ended December 31, 2001, Coventry completed several business combinations and membership purchases. The Company's business combinations are all accounted for using the purchase method of accounting, and, accordingly, the operating results of each acquisition have been included in the Company's consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. Prior to December 31, 2001, goodwill was amortized over a useful life of 25 to 35 years. In accordance with SFAS No. 142, the Company will no longer amortize goodwill. The purchase price of the Company's membership purchases was allocated to identifiable intangible assets and is being amortized over a useful life of five to fifteen years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2001 (in thousands):

Business Combinations	Effective Date	Market	Purchase Price
Carelink Health Plans ("Carelink")	October 1, 1999	West Virginia	$ 8,400
PrimeONE, Inc. ("PrimeONE")	February 1, 2000	West Virginia	$ 4,332
Maxicare Louisiana, Inc. ("Maxicare")	August 1, 2000	Louisiana	$ 3,541
WellPath Community Health Plans ("WellPath")	October 2, 2000	North Carolina	$ 21,244
Blue Ridge Health Alliance, Inc. ("Blue Ridge")	September 1, 2001	Virginia	$ 14,850
Membership Purchases			
Kaiser Foundation Health Plan of North Carolina ("Kaiser - NC")	November 1, 1999	North Carolina	$ 2,100
Prudential Health Care Plan, Inc. ("Prudential") (1)	February 1, 2000	St. Louis	$ 956
Health Partners of the Midwest ("Health Partners")	January 1, 2001	St. Louis	$ 4,864
Kaiser Foundation Health Plan of Kansas City, Inc. ("Kaiser - KC")	April 2, 2001	Kansas City	See Note (2)

(1) The Prudential acquisition included Medicaid membership only.

(2) The final Kaiser – KC purchase price will be determined following a one year transition period.

The following unaudited pro-forma condensed consolidated results of operations assumes the acquisitions of Carelink, PrimeONE, Maxicare, and WellPath health plans occurred on January 1, 1999 and 2000 (in thousands, except per share data). Blue Ridge was excluded from this pro-forma due to immateriality.

	Years Ended December 31, 2000	1999
	(unaudited)	
Operating revenues	$2,798,818	$2,486,506
Net earnings	47,495	28,690
Earnings per share, basic	0.80	0.49
Earnings per share, diluted	0.72	0.46

In the fourth quarter of 1999, Coventry notified the Indiana Department of Insurance of its intention to close its subsidiary, Coventry Health Care of Indiana, Inc. The Indiana health plan did not operate profitably or demonstrate good prospects for future growth. Although closing the plan did not have a substantial effect on consolidated earnings, it did allow Coventry to focus resources and management attention on its other markets. Coventry's transition plan gave employers and members ample time to obtain health care coverage through one of the many other companies operating in Indiana. Effective December 23, 2001, the Company's license to operate the Indiana health plan had been withdrawn from the state. As a result of the cost associated with exiting the Indiana market, Coventry recorded a reserve of $2.0 million in the fourth quarter of 1999, of which substantially all has been expended as of December 31, 2001.

C. PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following (in thousands):

	December 31, 2001	December 31, 2000
Land	$ 350	$ 350
Buildings and leasehold improvements	13,055	11,524
Equipment	90,089	80,123
Sub-total	103,494	91,997
Less accumulated depreciation and amortization	(69,167)	(53,931)
Property and equipment, net	$ 34,327	$ 38,066

Depreciation expense for the years ended December 31, 2001, 2000, and 1999 was approximately $15.8 million, $16.9 million and $13.6 million, respectively.

D. INVESTMENTS

The Company considers all of its investments as available-for-sale securities and, accordingly, records unrealized gains and losses as other comprehensive income in the stockholders' equity section of its consolidated balance sheets.

The amortized cost, gross unrealized gain or loss and estimated fair value of short-term and long-term investments by security type were as follows at December 31, 2001 and 2000 (in thousands):

As of December 31, 2001	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
State and municipal bonds	$ 151,065	$ 2,065	$ (906)	$ 152,224
Asset-backed securities	53,951	1,292	(135)	55,108
Mortgage-backed securities	101,933	2,915	(160)	104,688
US Treasury & agencies securities	45,353	830	(85)	46,098
Other securities	276,783	6,192	(966)	282,009
	$ 629,085	$ 13,294	$ (2,252)	$ 640,127
As of December 31, 2000				
State and municipal bonds	$ 121,932	$ 696	$ (112)	$ 122,516
Asset-backed securities	34,278	661	(27)	34,912
Mortgage-backed securities	81,245	1,713	(143)	82,815
US Treasury & agencies securities	24,128	189	(7)	24,310
Other securities	229,209	2,713	(254)	231,668
	$ 490,792	$ 5,972	$ (543)	$ 496,221

The amortized cost and estimated fair value of short-term and long-term investments by contractual maturity were as follows at December 31, 2001 and December 31, 2000 (in thousands):

As of December 31, 2001	Amortized Cost	Fair Value
Maturities:		
Within 1 year	$ 126,867	$ 127,642
1 to 5 years	230,626	237,597
6 to 10 years	89,703	91,179
Over 10 years	181,889	183,709
Total short-term and long-term securities	$ 629,085	$ 640,127
As of December 31, 2000		
Maturities:		
Within 1 year	$ 171,707	$ 171,953
1 to 5 years	240,124	243,193
6 to 10 years	60,392	61,958
Over 10 years	18,569	19,117
Total short-term and long-term securities	$ 490,792	$ 496,221

Proceeds from the sale and maturities of investments were approximately $435.6 million, $425.3 million and $253.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Gross investment gains of approximately $4.7 million and gross investment losses of approximately $2.2 million were realized on these sales for the year ended December 31, 2001. This compares to gross investment gains of approximately $0.1 million and gross investment losses of approximately $1.1 million on these sales for the year ended December 31, 2000, and gross investment gains of approximately $1.0 million and gross investment losses of approximately $1.2 million on these sales for the year ended December 31, 1999.

E. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Current provision:			
Federal	$ 42,298	$ 21,996	$ 15,606
State	7,851	2,945	2,921
Deferred provision:			
Federal	1,263	13,358	11,092
State	302	2,429	2,946
	$ 51,714	$ 40,728	$ 32,565

The Company's effective tax rate differs from the federal statutory rate of 35% as a result of the following:

	Years Ended December 31, 2001	2000	1999
Statutory federal tax rate	35.00%	35.00%	35.00%
Effect of:			
State income taxes, net of federal taxes	3.40%	3.06%	4.00%
Amortization of goodwill	2.19%	3.13%	4.72%
Tax exempt interest income	(1.46%)	(1.44%)	(1.51%)
Other	(1.14%)	0.15%	0.64%
Income tax provision	37.99%	39.90%	42.85%

The effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below (in thousands):

	December 31, 2001	2000
Deferred tax assets:		
Deferred revenue	$ 4,774	$ 2,922
Medical liabilities	5,392	5,749
Accounts receivable	1,710	1,900
Deferred compensation	8,496	4,102
Other accrued liabilities	26,272	31,145
Other assets	4,765	7,554
Net operating loss carryforward	17,708	15,854
Gross deferred tax assets	69,117	69,226
Less valuation allowance	(3,252)	(3,252)
Deferred tax asset	$ 65,865	$ 65,974
Deferred tax liabilities:		
Property and equipment	$ (11)	$ (5,302)
Intangibles	(3,117)	(2,505)
Unrealized gain on securities	(4,297)	(2,797)
Gross deferred tax liabilities	(7,425)	(10,604)
Net deferred tax asset	$ 58,440	$ 55,370

The valuation allowance for deferred tax assets as of December 31, 2001 and 2000 is $3.3 million due to the Company's belief that the realization of the deferred tax asset resulting from federal and state net operating loss carryforwards associated with certain acquisitions is doubtful.

F. EMPLOYEE BENEFIT PLANS

As of December 31, 2001, the Company had one stock incentive plan, the Amended and Restated 1998 Stock Incentive Plan (the "Stock Incentive Plan") under which shares of the Company's common stock were authorized for issuance to key employees, consultants and directors in the form of stock options, restricted stock and other stock based awards.

Stock-Based Compensation

Under the Stock Incentive Plan, the terms and conditions of option grants are established on an individual basis with the exercise price of the options being equal to not less than 100% of the market value of the underlying stock at the date of grant. Options generally become exercisable after one year in 20% to 25% increments per year and expire ten years from the date of grant. The Stock Incentive Plan is authorized to grant either incentive stock options or nonqualified stock options, stock appreciation rights, restricted stock and other stock-based awards at the discretion of the Compensation and Benefits Committee of the Board of Directors. At the annual meeting of shareholders held on June 8, 2000, the Company's shareholders voted to increase the shares of common stock authorized for issuance under the Stock Incentive Plan from an aggregate of 7 million shares to an aggregate of 9 million shares. At December 31, 2001, the Stock Incentive Plan had outstanding options representing 5,257,498 shares of common stock. Options available for issuance were 2,469,655 as of December 31, 2000 and 1,463,925 as of December 31, 2001.

As permitted, the Company follows APB No. 25, under which no compensation cost has been recognized in connection with stock option grants. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share ("EPS") would have been reduced to the following pro-forma amounts (in thousands, except per share data):

		Years Ended December 31,		
		2001	2000	1999
Net Earnings:	As Reported	$ 84,407	$ 61,340	$ 43,435
	Pro Forma	81,001	57,251	40,098
EPS, basic	As Reported	1.30	1.03	0.74
EPS, diluted	As Reported	1.24	0.93	0.69
EPS, basic	Pro Forma	1.25	0.96	0.68
EPS, diluted	Pro Forma	1.19	0.87	0.64

The fair value of the stock options included in the pro-forma amounts shown above was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	0%	0%	0%
Expected volatility	73%	74%	74%
Risk-free interest rate	4%	5%	6%
Expected life	4 years	4 years	4 years

Transactions with respect to the plans for the three years ended December 31, 2001 were as follows (shares in thousands):

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	5,204	$ 8	6,177	$ 8	5,441	$ 8
Granted	599	18	299	11	2,339	9
Exercised	(469)	7	(881)	8	(344)	9
Canceled	(77)	10	(391)	8	(1,259)	11
Outstanding at end of year	5,257	$ 9	5,204	$ 8	6,177	$ 8
Exercisable at end of year	3,291	$ 7	2,380	$ 8	1,655	$ 8

Range of Exercise Prices	Options Outstanding: Number Outstanding at 12/31/2001	Options Outstanding: Weighted Average Remaining Contractual Life	Options Outstanding: Weighted Average Exercise Prices	Options Exercisable: Number Exercisable at 12/31/2001	Options Exercisable: Weighted Average Exercise Price
$5.00–$6.99	1,767	5.4	$ 6	1,316	$ 6
$7.00–$8.99	1,673	5.3	$ 8	1,379	$ 8
$9.00–$11.99	1,011	7.3	$ 10	470	$ 11
$12.00–$21.99	787	7.7	$ 17	122	$ 15
$22.00–$25.00	19	6.3	$ 23	4	$ 25
$5.00–$25.00	5,257	6.4	$ 9	3,291	$ 7

The weighted-average grant date fair values for options granted in 2001, 2000 and 1999 were $10.17, $6.01 and $5.29, respectively.

The Company's Employee Stock Purchase Plan, implemented in 1994, allows substantially all employees who meet length of service requirements to set aside a portion of their salary for the purchase of the Company's common stock. At the end of each plan year, the Company issues the stock to participating employees at an issue price equal to 85% of the lower of the stock price at the end of the plan year or the average stock price, as defined. The Company has reserved 1.0 million shares of stock for this plan and has issued 9,275, 7,883 and 11,416, shares in 2001, 2000, and 1999, respectively.

Under the Stock Incentive Plan, the Company granted 483,500 shares of restricted stock to key employees during the year ended December 31, 2001. The weighted-average market value of the restricted stock grants was $18.80 and the employees will vest in the restricted stock over a period of three to four years subject to continued employment with the Company. The Company recorded compensation expense related to the restricted stock grants of $1.3 million for the year ended December 31, 2001. The unearned portion of $7.8 million is reported as a reduction of equity as of December 31, 2001.

Employee Savings Plan

On December 31, 2001, the Company had one defined contribution retirement plan qualifying under the Internal Revenue Code Section 401(k), the Coventry Health Care, Inc. Retirement Savings Plan (the "Savings Plan"). All employees of Coventry Health Care, Inc. and employees of its subsidiaries can elect to participate in the Savings Plan. The Savings Plan assets are held by (1) Principal Life Insurance Company, as funding agent of the assets held under the terms of the Flexible Investment Annuity Contract with Coventry Health Care, Inc., (2) Delaware Charter Guarantee and Trust Company, as custodial trustee of the mutual funds and (3) Bankers Trust Company, as custodial trustee of the Savings Plan's participant loans and the Coventry Health Care, Inc. Common Stock.

Under the Savings Plan participants may defer up to 15% of their eligible compensation, limited by the maximum compensation deferral amount permitted by applicable law. The Company makes matching contributions in the Company's common stock equal to 100% of the participant's contribution on the first 3% of the participant's eligible compensation and equal to 50% of the participant's contribution on the second 3% of the participant's eligible compensation. Participants will vest in the Company's matching contributions in 50% increments annually over a period of two years, based on length of service with the Company and/or its subsidiaries. All costs of the Savings Plan are funded by the Company and participants as they are incurred.

Several acquisitions have been completed since the adoption of the Savings Plan. Pursuant to specific terms of each acquisition's respective merger agreement, the surviving entity (1) became an adopting employer of the Savings Plan, and/or (2) commenced participation in the Savings Plan following approval by the Company's board of directors. Immediately upon participation in the Savings Plan, all participant account balances included in the assets of the former qualified retirement plan were rolled over into the Savings Plan and employees were permitted to commence participation in the Savings Plan.

Merged/Acquired Entity	Effective Date
Carelink Health Plans (1)(2)	October 1, 1999
PrimeONE, Inc. (1)(2)	February 1, 2000
WellPath Community Health Plans, LLC (1)(2)	October 2, 2000
Blue Ridge Health Alliance, Inc. (2)	September 1, 2001

Supplemental Executive Retirement Plan

On December 31, 2001, the Company was the sponsor of a Supplemental Executive Retirement Plan (the "SERP"), currently known as the Coventry Health Care, Inc. Supplemental Executive Retirement Plan. Under the SERP, participants may defer up to 15% of their base salary and up to 100% of any bonus awarded. Effective January 1, 1999, the Company amended the SERP's definition of compensation to exclude income or proceeds from the Company's Stock Incentive Plan and relocation payments. The Company makes matching contributions equal to 100% of the participant's contribution on the first 3% of the participant's compensation and 50% of the participant's contribution on the second 3% of the participant's compensation. Participants vest in the Company's matching contributions ratably over two years. All costs of the SERP are funded by the Company as they are incurred.

The cost, principally employer matching contributions, of the benefit plans charged to operations for 2001, 2000 and 1999 was approximately $5.6 million, $3.7 million and $3.6 million, respectively.

G. WARRANTS

At December 31, 2001, the Company had warrants outstanding granting holders the right to purchase 3,241,964 shares of common stock.

On July 7, 1997, the Company finalized the sale of $40 million of Coventry Convertible Exchangeable Subordinated Notes, together with warrants to purchase 2,352,941 shares at $10.63 per share of common stock. The purchase price for the warrants was $1.00 per share, valued by the Company and the purchaser. In December 2000, 2,117,647 of the warrants were exercised and 1,026,614 shares of the Company's common stock were issued in a net exercise. The remaining warrants were exercised in January 2001.

On April 1, 1998, the Company issued a warrant to PHC (the "Principal Warrant") to purchase that number of shares of common stock equal to 66 2/3% of the total number of shares of common stock actually issued upon the exercise or conversion of the Company's employee stock options and warrants issued and outstanding at March 31, 1998, on the same terms and conditions as set forth in the respective options and warrants. At December 31, 2001, the Principal Warrant represented the right to purchase approximately 3.1 million shares, taking into account exercises and cancellations. See Note Q to consolidated financial statements for additional information related to the Principal Warrant.

On April 19, 1999, the Company issued a warrant to an individual in recognition of years served on the Company's Board of Directors to purchase 10,000 shares of common stock at an exercise price of $7.63 per share, expiring in 2004.

H. CONVERTIBLE EXCHANGEABLE SUBORDINATED NOTES AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

During the quarter ended June 30, 1997, the Company entered into a securities purchase agreement ("Warburg Agreement") with Warburg, Pincus Ventures, L.P. ("Warburg") and Franklin Capital Associates III, L.P. ("Franklin") for the purchase of $40.0 million of the Company's 8.3% Convertible Exchangeable Senior Subordinated Notes ("Coventry Notes"), together with warrants to purchase 2.35 million shares of the Company's common stock for $42.35 million. The original amount of the Coventry Notes, $36.0 million held by Warburg and $4.0 million held by Franklin, were exchangeable at the Company's or Warburg's option for shares of redeemable convertible preferred stock.

During the second and third quarters of 1999, the Company converted all the Coventry Notes held by Warburg and Franklin totaling $47.1 million, including accumulated interest, into 4,709,545 shares of

Series A redeemable convertible preferred stock ("preferred stock") based on a value of $10 per share. The preferred stock was convertible to common stock on a share-for-share basis, subject to adjustment for anti-dilution, and was callable by the Company if the market price of the Company's common stock exceeded certain agreed upon targets. On July 20, 2000, Franklin converted all of its 473,705 shares of preferred stock into 473,752 shares of common stock of the Company on a one-for-one basis, as adjusted for anti-dilution in January 2001. On December 26, 2000, Warburg converted all of its shares of preferred stock into 4,236,263 shares of common stock of the Company on a one-for-one basis, adjusted for anti-dilution, thus retiring all outstanding shares of preferred stock.

I. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the normal course of business, the Company has been named as a defendant in various legal actions such as actions seeking payments for claims denied by the Company, medical malpractice actions, and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2001 may result in the assertion of additional claims. With respect to medical malpractice, the Company carries professional malpractice and general liability insurance for each of its operations on a claims-made basis with varying deductibles for which the Company maintains reserves. In the opinion of management, the outcome of these actions should not have a material adverse effect on the financial position or results of operations of the Company.

On April 16, 2001, the Company was served with an Amended Complaint filed in the United States District Court for the Southern District of Florida, Miami Division, MDL No. 1334, styled In Re: Humana, Inc., Managed Care Litigation, Charles B. Shane, M.D., et al. vs. Humana, Inc., et al. This matter is a purported class action lawsuit filed by a group of health care providers against the Company and 11 other defendants in the managed care field. The lawsuit alleges multiple violations of the federal racketeering act, Racketeer Influenced and Corrupt Organizations ("RICO"), violations of the "prompt pay" statutes in certain states and breaches of contract for failure to pay claims. The lawsuit seeks declaratory, injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. Although the Company cannot predict the outcome, management believes this suit is without merit and intends to defend its position vigorously.

The Company may be the target of other similar lawsuits involving RICO and the Employee Retirement Income Security Act of 1974, generally claiming that managed care companies overcharge consumers and misrepresent that they deliver quality health care. Although the Company may be the target of other similar lawsuits, the Company believes there is no valid basis for such lawsuits.

The Company's industry is heavily regulated and the laws and rules governing the industry and interpretations of those laws and rules are subject to frequent change. Existing or future laws could have significant impact on the Company's operations.

Global Capitation Arrangements

A small percentage of the Company's membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover all the medical costs provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk sharing and other incentive arrangements. Global capitation agreements limit the Company's exposure to the risk of increasing medical costs, but expose the Company to risk as to the adequacy of the financial and medical care resources of the provider organization. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the global capitation agreements, the Company, which is responsible for the coverage of its members pursuant to its customer agreements, will be required to perform such obligations, and may have to incur costs in doing so in excess of the amounts it would otherwise have to pay under the global capitation agreements.

Federal Employees Health Benefits Program

The Company contracts with the Office of Personnel Management ("OPM") to provide managed health care services under the Federal Employee Health Benefits Program ("FEHBP"). These contracts with the OPM and applicable government regulations establish premium rating arranges for this program. The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the community rating and other requirements under FEHBP. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program.

One of the Company's subsidiaries has received draft audit reports from the OPM that questioned approximately $31.1 million of subscription charges for contract years 1993 – 1999 that were paid to this subsidiary under the FEHBP. The reports recommend that if these amounts are deemed to be due, approximately $5.5 million in lost investment income charges should also be recovered with respect to such overcharges, with additional interest continuing to accrue until repayment of the overcharged amounts. This matter has also been referred to the Office of the U.S. Attorney for consideration of a possible civil action. The Company has responded to the OPM and the U.S. Attorney with respect to the amounts questioned during these audits and has provided additional information to support its positions. Although the Company cannot predict the outcome of this matter, management believes, after consultation with legal counsel, that the ultimate resolution of this matter will not have a material adverse effect on the accompanying financial statements.

Leases

The Company operates primarily in leased facilities with original lease terms of up to ten years with options for renewal. The Company also leases computer equipment with lease terms of approximately three years. Leases that expire are generally expected to be renewed or replaced by other leases.

The minimum rental commitments payable and minimum sublease rentals to be received by the Company during each of the next five years ending December 31 and thereafter for noncancellable operating leases are as follows (in thousands):

Year	Rental Commitments	Sublease Income
2002	$ 14,606	$ 2,320
2003	12,877	1,341
2004	11,507	1,238
2005	9,956	1,094
2006	8,346	927
Thereafter	17,443	-
	$ 74,735	$ 6,920

Total rent expense was approximately $15.3 million, $14.0 million, and $14.5 million, for the years ended December 31, 2001, 2000 and 1999, respectively.

J. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments in marketable securities and accounts receivable. The Company invests its excess cash in interest bearing deposits with major banks, commercial paper, municipal obligations, mortgage backed securities and money market funds. Investments in marketable securities are managed within guidelines established by the Board of Directors, which emphasize investment-grade fixed income securities and limit the amount that may be invested in any one issuer. The fair value of the Company's financial instruments is substantially equivalent to their carrying value and, although there is some credit risk associated with these instruments, the Company believes this risk to be minimal.

Concentration of credit risk with respect to receivables is limited due to the large number of customers comprising the Company's customer base and their breakdown among geographical locations. The Company believes the allowance for doubtful accounts adequately provides for estimated losses as of December 31, 2001. The Company has a risk of incurring losses if such allowances are not adequate.

K. STATUTORY INFORMATION

The Company's HMOs and its insurance company subsidiary, CH&L, are required by state regulatory agencies to maintain minimum surplus balances.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that, if implemented, would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital deemed appropriate for a managed care organization to support its overall business operations with consideration for its size and risk profile. This calculation, approved by the NAIC, incorporates asset risk, underwriting risk, credit risk and business risk components. The Company's health plans are required to submit a RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

The RBC results will then be used to determine if the health plan's net worth is adequate to support the amount of its calculated risk profile. Regulators will also use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which the Company operates health plans have adopted a RBC policy that recommends the health plans maintain statutory reserves at or above the 'Company Action Level' which is currently equal to 200% of their RBC (250% for CH&L). Although not all states have adopted the RBC policy, the total 200% of RBC for all of the Company's HMO subsidiaries was approximately $216.0 million at December 31, 2001. Combined statutory capital and surplus of the Company's HMOs was approximately $288.2 million at December 31, 2001 resulting in surplus in excess of 200% of RBC of $72.2 million, up from $41.0 million at December 31, 2000. The increase is due to income from 2001 and capital contributions made by the parent company to HMO subsidiaries in order to comply with newly adopted RBC policies or to prevent the impairment of the subsidiaries' net worth and offset by dividends paid to the parent company. The states in which the Company's HMOs operate require HMOs to maintain deposits with the Department of Insurance. These deposits totaled $26.3 million at December 31, 2001 and are included as part of cash and cash equivalents and investments.

For CH&L, 250% of risk-based capital was approximately $25.4 million at December 31, 2001. Total adjusted statutory capital and surplus of CH&L was $28.8 million, resulting in surplus in excess of 250% of RBC of $3.4 million, up from $2.5 million at December 31, 2000. The increase is primarily due to income from 2001. Statutory deposits for CH&L as of December 31, 2001 totaled approximately $3.6 million.

L. OTHER INCOME

Other income for the years ended December 31, 2001, 2000, and 1999 includes investment income, net of fees, of approximately $43.2 million, $41.2 million, and $30.3 million, respectively.

M. AHERF CHARGE

As a consequence of the bankruptcy filed by Allegheny Health, Education and Research Foundation ("AHERF") on July 21, 1998, the Company and certain affiliated hospitals of AHERF were involved in litigation to determine if the Company had the financial responsibility for medical services provided to the Company's members by the hospitals. As a result of the bankruptcy, AHERF failed to pay for medical services under its global capitation agreement with the Company covering approximately 250,000 Company members in the western Pennsylvania market. The Company, which is ultimately responsible for the medical costs of the capitated members, therefore recorded a charge of $55.0 million in the second quarter of 1998.

On July 22, 1999, the Company reached a settlement with the hospitals whereby the hospitals agreed that the Company would not be liable for the payment of certain medical services rendered by the hospitals to the Company's members prior to July 21, 1998, the date of AHERF's bankruptcy filing.

As a result of this settlement and the quantification of remaining medical obligations, the Company released $6.3 million of medical claims liabilities from its AHERF reserve, which was reflected as a gain in the fourth quarter and year-end 1999 results.

Subsequently, during the fourth quarter of 2000, the Company was notified that it would be receiving a distribution from the AHERF bankruptcy proceedings. In addition, the Company was in the final stages of renegotiating most of its AHERF related lease obligations. These events necessitated a re-estimation of our remaining lease liabilities. This re-estimation resulted in an additional release from the Company's AHERF reserve of $4.3 million. This release, and an estimation of the bankruptcy proceeds of $4.1 million was reflected as a gain in the fourth quarter and year-end 2000 results.

The balance of the reserve at December 2001 was $3.1 million and represents the Company's remaining obligations under the settlement (e.g. vacant office leases) and will be expended through August 2007.

N. EARNINGS PER SHARE

Basic EPS is based on the weighted average number of common shares outstanding during the year. Diluted EPS, when applicable, assumes the conversion of convertible notes and the exercise of all options, warrants and redeemable convertible preferred stock using the treasury stock method. Net earnings is increased for the assumed elimination of interest expense on the convertible notes.

The following table summarizes the earnings and the average number of common shares used in the calculation of basic and diluted EPS (in thousands, except for per share amounts):

	Earnings	Shares	Per Share Amount
Year Ended December 31, 2001			
Basic earnings per share			
Earnings before cumulative effect - SFAS No. 133	$ 83,529	64,990	$ 1.29
Cumulative effect - SFAS No. 133	878	-	0.01
Basic earnings per share	$ 84,407	64,990	$ 1.30
Diluted earnings per share			
Earnings before cumulative effect - SFAS No. 133	$ 83,529	64,990	
Effect of dilutive securities:			
Options and warrants		2,885	
	$ 83,529	67,875	$ 1.23
Cumulative effect - SFAS No. 133	878	-	0.01
Diluted earnings per share	$ 84,407	67,875	$ 1.24
Year Ended December 31, 2000			
Basic earnings per share	$ 61,340	59,521	$ 1.03
Effect of dilutive securities:			
Options and warrants		2,123	
Redeemable convertible preferred stock		4,113	
Diluted earnings per share	$ 61,340	65,757	$ 0.93
Year Ended December 31, 1999			
Basic earnings per share	$ 43,435	59,025	$ 0.74
Effect of dilutive securities:			
Options and warrants		498	
Redeemable convertible preferred stock		1,639	
Convertible notes		2,997	
Interest on convertible notes	848		
Diluted earnings per share	$ 44,283	64,159	$ 0.69

O. SEGMENT INFORMATION

The Company has three reportable segments: Commercial, Medicare and Medicaid products. The products are provided to a cross section of employer groups and individuals throughout the Company's health plans. Commercial products include health maintenance organization ("HMO"), preferred provider organization ("PPO"), and point-of-service ("POS") products. HMO products provide comprehensive health care benefits to members through a primary care physician. PPO and POS products permit members to participate in managed care but allow them the flexibility to utilize out-of-network providers in exchange for increased out-of-pocket costs. The Company provides comprehensive health benefits to members participating in Medicare and Medicaid programs and receives premium payments from federal and state governments.

The Company evaluates the performance of its operating segments and allocates resources based on gross margin. Assets are not allocated to specific products and, accordingly, cannot be reported by segment. The following tables summarize the Company's reportable segments through gross margin and include a medical loss ratio ("MLR") calculation:

	Years Ended December 31, (in thousands)			
	Commercial	**Medicare**	**Medicaid**	**Total**
2001				
Revenues	$ 2,347,614	$ 352,130	$ 383,081	$ 3,082,825
Gross Margin	$ 331,432	$ 37,263	$ 63,137	$ 431,832
MLR	85.9%	89.4%	83.5%	86.0%
2000				
Revenues	$ 1,859,155	$ 404,090	$ 293,708	$ 2,556,953
Gross Margin	$ 272,028	$ 44,438	$ 47,588	$ 364,054
MLR	85.4%	89.0%	83.8%	85.8%
1999				
Revenues	$ 1,541,082	$ 348,468	$ 192,525	$ 2,082,075
Gross Margin	$ 227,353	$ 27,037	$ 35,033	$ 289,423
MLR	85.2%	92.2%	81.8%	86.1%

The following are reconciliations of reportable segment information to financial statement amounts, in thousands:

	Years Ended December 31,		
	2001	**2000**	**1999**
Revenues:			
Reportable segments	$ 3,082,825	$ 2,556,953	$ 2,082,075
Management services	64,420	47,957	80,297
Total revenues	$ 3,147,245	$ 2,604,910	$ 2,162,372
Earnings before income taxes:			
Gross margin from reportable segments	$ 431,832	$ 364,054	$ 289,423
Management services	64,420	47,957	80,297
Selling, general and administrative	(379,234)	(330,899)	(299,942)
Depreciation and amortization	(25,910)	(27,026)	(28,205)
AHERF recoveries	-	8,429	6,282
Other income, net	43,574	39,553	29,906
Interest expense	-	-	(1,761)
Earnings before income taxes	$ 134,682	$ 102,068	$ 76,000

P. QUARTERLY FINANCIAL DATA (unaudited)

The following is a summary of unaudited quarterly results of operations (in thousands, except per share data) for the years ended December 31, 2001 and 2000.

	Quarter Ended			
	March 31, 2001 (1)	June 30, 2001	September 30, 2001	December 31, 2001
Operating revenues	$ 751,411	$ 786,699	$ 794,682	$ 814,453
Operating earnings	18,866	21,019	24,216	27,007
Earnings before income taxes	30,235	32,935	34,919	36,592
Earnings before cumulative effect	18,591	20,418	21,650	22,870
Net earnings	19,469	20,418	21,650	22,870
Basic earnings per share before cumulative effect	0.29	0.32	0.33	0.35
Diluted earnings per share before cumulative effect	0.27	0.30	0.32	0.34
Basic earnings per share	0.30	0.32	0.33	0.35
Diluted earnings per share	$ 0.29	$ 0.30	$ 0.32	$ 0.34

	Quarter Ended			
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000 (2)
Operating revenues	$ 617,410	$ 621,194	$ 647,617	$ 718,689
Operating earnings	11,150	12,772	14,927	23,666
Earnings before income taxes	20,147	22,111	25,669	34,141
Net earnings	11,742	13,254	15,406	20,938
Basic earnings per share	0.20	0.23	0.26	0.34
Diluted earnings per share	$ 0.18	$ 0.21	$ 0.23	$ 0.31

(1) As a result of adopting SFAS No. 133, the Company recorded a gain of $0.9 million, net of tax, in the first quarter of 2001 related to one financial instrument classified as derivative in nature. The gain was shown separately as a cumulative effect of a change in accounting principle.

(2) The Company recorded a gain in the fourth quarter of 2000, which included a $4.1 million settlement from AHERF's bankruptcy proceedings and a $4.3 million release of the Company's AHERF reserve.

Q. SUBSEQUENT EVENTS

On February 1, 2002, Coventry Health Care, Inc. completed its transaction to sell $175.0 million original 8.125% Senior Notes due 2012 in a private placement. These Senior Notes have since been registered with the SEC. The proceeds from the sale of Senior Notes were used to complete the purchase from Principal Health Care, Inc. of approximately 7.1 million shares of Coventry common stock and a warrant exercisable, at that time, for approximately 3.1 million shares of Coventry common stock. The aggregate purchase price for the shares of common stock and the warrant was approximately $176.1 million.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Directors and Executive Officers of the Registrant.

The information set forth under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for our 2002 Annual Meeting of Shareholders to be held on June 6, 2002, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference. As provided in General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding executive officers of our Company is provided in Part I of this Annual Report on Form 10-K under the caption "Executive Officers of Our Company".

Executive Compensation.

The information set forth under the caption "Executive Compensation" in our definitive Proxy Statement for our 2002 Annual Meeting of Shareholders to be held on June 6, 2002, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

Security Ownership of Certain Beneficial Owners and Management.

The information set forth under the captions "Executive Compensation," "Voting Stock Outstanding and Shareholders," and "Voting Stock Ownership of Principal Shareholders and Management" in our Proxy Statement for our 2002 Annual Meeting of Shareholders to be held on June 6, 2002, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

Certain Relationships and Related Transactions.

The information set forth under the caption "Certain Transactions" in our definitive Proxy Statement for our 2002 Annual Meeting of Shareholders to be held on June 6, 2002, which we intend to file within 120 days after our fiscal year-end, is incorporated herein by reference.

DIRECTORS AND OFFICERS

Board of Directors

John H. Austin, M.D.
Chairman of Coventry Health Care
Chairman and Chief Executive Officer of
Arcadian Management Services

Allen F. Wise
President and Chief Executive Officer
Coventry Health Care

Joel Ackerman
Managing Director
Warburg Pincus

Emerson D. Farley, Jr., M.D.
Private Medical Practice

Thomas J. Graf
Senior Vice President
Principal Financial Group

Lawrence N. Kugelman
Private Investor and Business Consultant

Rodman W. Moorhead, III
Senior Advisor and Managing Director
Warburg Pincus

Robert W. Morey
President and Principal
Catalina Life and Health Reinsurers, Inc. and
R.W. Morey Reinsurers Limited

Elizabeth E. Tallett
President and Chief Executive Officer
Dioscor, Inc. and Marshall Pharmaceuticals, Inc.

Timothy T. Weglicki
Managing Member
ABS Partners, L.P.

Officers

Allen F. Wise
President and Chief Executive Officer

Thomas P. McDonough
Executive Vice President and Chief Operating Officer

Dale B. Wolf
Executive Vice President,
Chief Financial Officer and Treasurer

Harvey C. DeMovick, Jr.
Senior Vice President, Customer Service Operations and
Chief Information Officer

Claudia Bjerre
Senior Vice President of Coventry Health Care and
Chief Operating Officer of Group Health Plan

Ronald M. Chaffin
Senior Vice President of Coventry Health Care
and Chief Executive Officer of
Coventry Health Care of Delaware

Nancy G. Cocozza
Senior Vice President, Government Programs

Paul W. Crespi
Senior Vice President, Contracts

Thomas A. Davis
Senior Vice President of Coventry Health Care
and Chief Executive Officer of Coventry Health Care of Georgia

Richard J. Gilfillan, M.D.
Senior Vice President

Davina C. Lane
Senior Vice President of Coventry Health Care
and Chief Executive Officer of
HealthCare USA of Missouri

J. Stewart Lavelle
Senior Vice President and Chief Marketing and Sales Officer

Bernard J. Mansheim, M.D.
Senior Vice President and Chief Medical Officer

James E. McGarry
Senior Vice President

Shirley R. Smith
Senior Vice President and Secretary

Francis S. Soistman, Jr.
Senior Vice President of Coventry Health Care
and Chief Executive Officer of HealthAmerica Pennsylvania

Janet M. Stallmeyer
Senior Vice President of Coventry Health Care
and Chief Executive Officer of Coventry Health Care of Kansas

Charles R. Stark
Senior Vice President of Coventry Health Care
and Chief Executive Officer of Group Health Plan

Andrew L. Asher
Vice President, Business Development

Peter E. Clay
Vice President, Decision Support

Harry D. Fox
Vice President, Information Systems

Shawn M. Guertin
Vice President, Finance

James R. Hailey
Vice President, Pharmaceutical Services

Jan H. Hodges
Vice President of Coventry Health Care
and Executive Vice President, Central Pennsylvania Operations,
HealthAmerica Pennsylvania

John J. Ruhlmann
Vice President and Controller

John J. Stelben
Vice President, Business Development

Terence D. Tuohy
Vice President, Underwriting

Thomas C. Zielinski
Senior Vice President and General Counsel

CORPORATE DATA

Visit us on the Internet



INVESTOR RELATIONS
Visit a Coventry Health Care plan site
COVENTRY
Health Care
plan locator
click here to enter CORPORATE HOME
welcome
PRIVACY POLICY

www.coventryhealth.com

Notice of Annual Meeting:
The annual meeting of shareholders will be held on June 6, 2002, at 9:30 a.m., Daylight Savings Time, at the offices of Epstein Becker & Green, P.C., 1227 25th Street NW, Washington, DC.

Corporate Headquarters
Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
(301) 581–0600

Investor Relations
(301) 581-5729
Investor-Relations@cvty.com

Transfer Agent
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07600
(800) 756-3353
www.melloninvestor.com

Corporate Counsel
Epstein Becker & Green, P.C.
Washington, DC

Form 10-K
Coventry Health Care has filed an Annual Report on Form 10-K for the year ended December 31, 2001 with the Securities and Exchange Commission. Shareholders may obtain a copy of this report, without charge, by writing:
Investor Relations Department, Coventry Health Care, 6705 Rockledge Drive, Suite 900, Bethesda, MD 20817

Common Stock
Coventry Health Care common stock is traded on the New York Stock Exchange under the symbol "CVH". The following table shows the quarterly range of high and low closing prices of the common stock during the calendar year indicated.

	2001		2000	
	High	Low	High	Low
1st Quarter	$24.13	$13.75	$9.06	$6.94
2nd Quarter	$20.59	$14.78	$14.63	$8.56
3rd Quarter	$25.38	$18.08	$17.63	$12.75
4th Quarter	$23.19	$18.29	$29.19	$15.00

As of March 12, 2002, Coventry Health Care had approximately 302 shareholders of record not including beneficial owners of shares held in nominee name. On March 12, 2002, the Company's closing stock price was $25.20.

Dividend Policy
Coventry Health Care has not paid a dividend over the past two years. The Company's ability to pay dividends is restricted as discussed in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Disclaimer
This annual report contains forward–looking information. These forward–looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward–looking statements may be significantly impacted by certain risks and uncertainties described herein and in the Company's Annual Report on Form 10–K filed with the Securities and Exchange Commission for the year ended December 31, 2001.



Coventry Health Care, Inc. 6705 Rockledge Drive, Suite 900 Bethesda, MD 20817
www.coventryhealth.com
CHCH 5085/02